   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 19, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                           ALCO STANDARD CORPORATION

                               ----------------
          OHIO                    23-0334400                    5111
     (STATE OR OTHER           (I.R.S. EMPLOYER           (PRIMARY STANDARD
     JURISDICTION OF          IDENTIFICATION NO.)            INDUSTRIAL
    INCORPORATION OR                                     CLASSIFICATION CODE
      ORGANIZATION)                                            NUMBER)

                                  P.O. BOX 834
                        VALLEY FORGE, PENNSYLVANIA 19482
                                 (610) 296-8000

                           J. KENNETH CRONEY, ESQUIRE
                           ALCO STANDARD CORPORATION
                       VICE PRESIDENT AND GENERAL COUNSEL
                                  P.O. BOX 834
                        VALLEY FORGE, PENNSYLVANIA 19482
                                 (610) 296-8000

                                   COPIES TO:
                            RHONDA R. COHEN, ESQUIRE
                       BALLARD SPAHR ANDREWS & INGERSOLL
                         51ST FLOOR, 1735 MARKET STREET
                          PHILADELPHIA, PA 19103-7599

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following. [X]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                              PROPOSED       PROPOSED
                                  AMOUNT      MAXIMUM         MAXIMUM      AMOUNT OF
     TITLES OF EACH CLASS         TO BE    OFFERING PRICE    AGGREGATE    REGISTRATION
OF SECURITIES TO BE REGISTERED  REGISTERED   PER UNIT*    OFFERING PRICE*     FEE
- --------------------------------------------------------------------------------------
  Common Stock, no par
   value(1)................     2,500,000     $55.625      $139,062,500     $47,953

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
* Estimated solely for the purpose of determining the registration fee, pursuant to Rule 457(c).
(1) Each share of Common Stock being registered hereunder includes a Common
    Stock Purchase Right.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           ALCO STANDARD CORPORATION

                             CROSS REFERENCE SHEET

                  BETWEEN ITEMS OF FORM S-1 AND THE PROSPECTUS

 ITEM                                              LOCATION IN PROSPECTUS
 ----                                              ----------------------
  1.  Forepart of the Registration
       Statement and Outside Front        Front Cover Page
       Cover Page of Prospectus........
  2.  Inside Front and Outside Back
       Cover Pages of Prospectus.......   Inside Front Cover Page
  3.  Summary Information, Risk Factors
       and Ratio of Earnings to Fixed     Business
       Charges.........................
  4.  Use of Proceeds..................   Front Cover Page
  5.  Determination of Offering Price..   Not Applicable
  6.  Dilution.........................   Not Applicable
  7.  Selling Security Holders.........   Front Cover Page; Resales
  8.  Plan of Distribution.............   Front Cover Page; Plan of Distribution
  9.  Description of Securities to be     Description of Common Stock and
       Registered......................    Preferred Stock
  10. Interests of Named Experts and      Not Applicable
       Counsel.........................
  11. Information with Respect to the     Business; Quarterly Data; Report of
       Registrant......................    Independent Auditors; Consolidated
                                           Financial Statements; Management's
                                           Discussion and Analysis of Financial
                                           Condition and Results of Operations;
                                           Corporate Financial Summary;
                                           Management; Certain Transactions;
                                           Executive Compensation
  12. Disclosure of Commission Position
       on Indemnification for             Not Applicable
       Securities Act Liabilities......

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
     PRELIMINARY PROSPECTUS DATED DECEMBER 19, 1994, SUBJECT TO COMPLETION.

PROSPECTUS

DECEMBER  , 1994

               [LOGO OF ALCO STANDARD CORPORATION APPEARS HERE]

                        2,500,000 SHARES OF COMMON STOCK
                                 (NO PAR VALUE)

  This prospectus describes the offering by Alco Standard Corporation ("Alco") of shares of its common stock in connection with acquisitions of other businesses and properties which Alco (including its subsidiaries) may make from time to time. A maximum of 2,500,000 shares of common stock may be sold pursuant to this prospectus. These shares will ordinarily represent consideration paid directly upon the acquisition of other businesses or properties. The shares may also include shares to be delivered upon the exercise or satisfaction of conversion or purchase rights which are created in connection with acquisitions or which were previously created or assumed by the companies whose businesses or properties were acquired by Alco.

  This prospectus may be incorporated, in whole or in part, into proxy statements of companies whose assets are to be exchanged for shares covered hereby or which propose to merge with Alco or a subsidiary of Alco, in connection with meetings of shareholders of such companies called for the purpose of approving such transactions, so as to permit compliance with the requirements of Rule 145 of the Securities and Exchange Commission under the Securities Act of 1933. Certain information contained in such proxy statements concerning the terms of such transactions and the assets and businesses to be acquired thereby may be incorporated, by subsequent amendment or supplement, into this prospectus, solely for the purpose of offering shares in connection with the transactions.

  This prospectus may also be used for the offering of shares by persons who may be deemed affiliates of Alco or the companies acquired by Alco and who may not freely sell such shares under the Securities Act of 1933. If Alco gives its prior written consent and makes all filings required by law, such affiliates may sell such shares pursuant to this prospectus, subject to whatever conditions Alco may impose.

  Shares offered hereby generally may be resold by the persons acquiring them without further registration under the Securities Act of 1933. However, any affiliate of a company acquired by Alco, or anyone otherwise deemed an underwriter of such shares, may be subject to certain limitations on resale. For further information on such limitations, see "RESALES" in this prospectus.

  Shares of common stock of Alco are listed on the New York, Philadelphia and Chicago Stock Exchanges. As of November 28, 1994, there were approximately 14,404 holders of record of Alco's common stock. The reported closing price of the common stock of Alco on the New York Stock Exchange Composite Tape on December 15, 1994 was $59 1/4.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE SALE OF ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALCO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF THE SECURITIES COVERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALCO SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

                               ----------------

                               TABLE OF CONTENTS

BUSINESS...................................................................   3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS................................................................   8
DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK............................  13
MANAGEMENT.................................................................  16
EXECUTIVE COMPENSATION.....................................................  20
PLAN OF DISTRIBUTION.......................................................  26
RESALES....................................................................  26
LEGAL OPINIONS.............................................................  27
EXPERTS....................................................................  27
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING........................  27
REPORT OF INDEPENDENT AUDITORS.............................................  28
CONSOLIDATED FINANCIAL STATEMENTS..........................................  29
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................  34
CORPORATE FINANCIAL SUMMARY................................................  49
SEGMENT DATA...............................................................  50
QUARTERLY DATA.............................................................  52

                               ----------------

                             AVAILABLE INFORMATION

  Additional information is contained in a registration statement, of which this prospectus is a part. Alco is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by Alco with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information about Alco can also be inspected at the New York, Philadelphia and Chicago Stock Exchanges (on which Alco's common stock is listed).

  Alco has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 with respect to the securities to which this prospectus relates. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Alco and such securities, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or any other document filed, or incorporated by reference, as an exhibit to the Registration Statement, are qualified in all respects by such reference.

                                    BUSINESS

  Alco Standard Corporation ("Alco") was incorporated in Ohio in 1952 and is the successor to a business incorporated under a similar name in 1928. The term "Alco" generally includes Alco Standard Corporation and its subsidiaries and divisions. The address of Alco's principal executive offices is P.O. Box 834, Valley Forge, Pennsylvania 19482 (telephone number: (610) 296-8000).

  Alco markets and distributes office equipment and paper. In fiscal 1994, Alco had annual revenues of approximately $8 billion. Information concerning revenues, income before taxes and assets attributable to each of Alco's business segments for each of the three years in the period ended September 30, 1994 is set forth under "Segment Data" in the consolidated financial statements on page 50 of this prospectus.

  Alco was founded and continues to operate as "The Corporate Partnership." Under this entrepreneurial principle, Alco field executives maintain a high degree of operating autonomy, which enhances the company's ability to serve and support its customers. The following describes Alco's two business segments.

                              ALCO OFFICE PRODUCTS

  Alco Office Products ("AOP") sells, rents and leases photocopiers, fax machines and other automated office equipment. AOP also provides equipment service, supplies, and equipment leasing, and provides reprographic facilities management and specialized document copying services.

  AOP has locations throughout the United States, Canada and in Europe (primarily in the United Kingdom). These companies comprise the largest network of independent copier and office equipment dealers in North America and in the United Kingdom, and represent the only independent distribution network with national scope. AOP competes against numerous competitors over a wide range of markets, competing on the basis of price, quality of service, and product performance.

  AOP distributes the products of numerous manufacturers, including Canon, Ricoh and Sharp, throughout 47 states, four Canadian provinces and in Europe. Customers include large and small businesses, professional firms and government agencies.

  During fiscal 1992, 1993 and 1994, AOP accounted for approximately 26%, 25% and 28%, respectively, of Alco's consolidated revenues, and 47%, 50% and 55%, respectively, of Alco's operating income (excluding Unisource restructuring costs in 1993).

  During fiscal 1994, AOP acquired 45 office products companies in the United States and Canada, with an aggregate of over $200 million in annualized revenues. AOP also expanded Erskine House Ltd., its office equipment distribution network based in the United Kingdom, through two contiguous acquisitions. In addition, as part of the IMM divestiture (described under "Divestitures" on page 5 of this prospectus), AOP acquired operations in Denmark and France.

                                   UNISOURCE

  Unisource Worldwide, Inc. ("Unisource") markets and distributes papers for office and reprographic use, distributes quality printing papers, and distributes paper and plastic packaging supply items for food retailers and food processors. Unisource also distributes commercial sanitary and maintenance products and industrial packaging equipment, closure systems, and supplies. The Unisource companies were formerly known as "Paper Corporation of America," and are currently in the process of restructuring and consolidating under the single name "Unisource." Information concerning the restructuring is described under "Restructuring Plan," on page 4 of this prospectus.

  During fiscal 1992, 1993 and 1994, Unisource accounted for approximately 74%, 75% and 72%, respectively, of Alco's consolidated revenues from continuing operations, and 53%, 50%, and 45%, respectively, of Alco's operating income (excluding Unisource restructuring costs in 1993).

  Unisource's products are distributed to commercial printers and publishers, and to all types of manufacturers, offices, government agencies and other institutions. Paper, printing supplies and industrial and office supply products are also sold directly to the commercial retail market through Unisource's Paper Plus (R) retail stores.

  Unisource sells the products of substantially all major domestic and Canadian paper manufacturers and suppliers. There has been no difficulty in obtaining products from these suppliers. Supplier relationships are good and are expected to continue.

  Unisource's operations constitute the largest independent network of paper distributors in the United States and Canada. Although substantial in the aggregate, these operations compete separately in many different markets against numerous competitors, including both independent distributors and those owned by major paper manufacturers. Although its business is highly competitive and its competitors numerous, Unisource believes that its competitive position is strong. Unisource competes principally on the basis of price, quality customer service and the range of products maintained in inventory.

  Unisource has locations throughout the United States and Canada. In the aggregate, Unisource occupies over 17 million square feet of space.

  In June 1994, Unisource acquired Larsen Packaging Equipment Company, a distributor of packaging film and equipment located in St. Louis, Missouri, with approximately $10 million in annual revenues.

               INFORMATION CONCERNING ALCO'S BUSINESS IN GENERAL

                               RESTRUCTURING PLAN

  In September 1993, the Board of Directors approved a restructuring plan for Alco's paper distribution business and changed the name of such business from "Paper Corporation of America" to "Unisource Worldwide, Inc." As a result of the restructuring, a pretax charge of $175 million was recorded in the fourth quarter of fiscal 1993.

  The Unisource restructuring plan was adopted as a proactive response to changes in the business environment in which Unisource operates. In recent periods, mills have experienced overcapacity, resulting in depressed pricing and pressure on distributors' margins. The usage and demand for paper has shifted significantly because of consolidation in the commercial printing industry, enhancements in imaging technology and the related growth in the reprographics segment. Customers are increasingly requiring distributors to provide enhanced services and greater capabilities.

  Most facets of the Unisource restructuring plan are proceeding as planned, with 68 facility consolidations substantially completed by the end of fiscal 1994. By September 30, 1994, Unisource reduced its employee base by approximately 725. This excludes the data processing personnel who transferred to Integrated Systems Solutions Corporation ("ISSC"), a subsidiary of IBM, as part of an information technology system outsourcing agreement with ISSC. This ten-year agreement for $300 million, which was effective January 1, 1994, will provide the information technology system to be implemented as part of the restructuring plan. The agreement was also expanded to automated warehouse and truck routing systems at an estimated cost of approximately $30 million over the ten-year period of the agreement. Due to a change in software, initial implementation of the information technology system was postponed by six months. This is not anticipated to delay the completion of the restructuring plan by the end of fiscal 1996.

                          BOARD AND MANAGEMENT CHANGES

  Three new members were elected in 1994 to Alco's Board of Directors: Paul J. Darling II, Chairman, President and Chief Executive of Corey Steel Company; James J. Forese, IBM Vice President, Chairman of IBM Credit Corporation and a member of IBM's Worldwide Management Council; and Dana J. Mead, President and Chief Executive Officer of Tenneco, Inc., Chairman and Chief Executive Officer of Case Corporation, a Tenneco subsidiary and former Executive Vice President and Director of International Paper Company. Retiring from the Board were Robert H. Potts and William J. Scharffenberger.

  Among other executive changes during the 1994 fiscal year, J. Kenneth Croney was appointed General Counsel of Alco succeeding Hugh G. Moulton, who continues as Executive Vice President. Kathleen M. Burns, Treasurer, and Michael J. Dillon, Controller, were named corporate vice presidents of Alco.

  In August 1994, William T. Leith was named Executive Vice President of Unisource with responsibility for all Unisource's U.S. operations. Mr. Leith was formerly President of Distribix (a Unisource operating company located in St. Louis, Missouri) and President of the Unisource Central Region. Jack H. Keeney, formerly Vice President--Finance of Distribix, was appointed Unisource's Vice President, Finance--U.S. Operations. Raymond A. Peterson was named Executive Vice President of Unisource's Canadian Operations.

  Two former AOP operating company presidents joined AOP group management in fiscal 1994 in new executive vice president positions. In June 1994, Peter W. Shoemaker was appointed Executive Vice President of AOP with responsibility for all North American operations. In July 1994, Michael S. Koether was appointed Executive Vice President--Marketing of AOP with responsibility for all North American marketing and acquisition activities.

  On October 17, 1994, Ray B. Mundt, who served as Chief Executive Officer from 1980 until August 1993, announced his retirement from his ongoing duties as an officer of Alco, effective December 31, 1994. Mr. Mundt will continue in his duties as Chairman of the Board during fiscal 1995 and will remain available to provide guidance and advice in the future as appropriate.

                                EQUITY OFFERINGS

  In December 1993, Alco completed a public offering of 5,750,000 shares of common stock, and used the net proceeds of approximately $294 million primarily to reduce outstanding debt.

                                  DIVESTITURES

  In October 1992, Alco made a 49.9% investment in IMM Office Systems ("IMMOS"), a European office equipment distribution joint venture, marking Alco's entry into the European market. Alco's investment in IMMOS was intended to serve as a base for further expansion in Europe. The venture agreement provided Alco with the option of acquiring the remaining shares of IMMOS over a three-year period beginning in 1996 if IMMOS achieved certain operating goals. However, the capital structure and organizational complexities of IMMOS, exacerbated by the distressed European economy and operational differences among the venture partners, prevented IMMOS from progressing toward those goals. As a result, in September 1994, Alco sold its 49.9% interest in IMMOS for cash plus a passive interest in any subsequent sale of IMMOS for five years. Alco retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, Alco was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, Alco acquired profitable operations in Denmark and France and retained limited operations in Germany. Alco recognized a loss on the sale of its interest in IMMOS in the quarter ended June 30, 1994, and recorded a pre-tax loss of $115.3 million ($95.1 million, net of tax) equating to a loss per share of $1.75 for the quarter ($1.77 for fiscal
1994). This charge represents the write-off of Alco's investment in IMMOS plus certain transactional costs less cash proceeds from the sale together with related tax benefits.

                            SUPPLIERS AND CUSTOMERS

  Products distributed by Alco are purchased from numerous domestic and overseas suppliers. There has been no significant difficulty in obtaining products from these suppliers. No industry segment of Alco is dependent upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on Alco's business taken as a whole.

  Backlog is not significant because virtually all of Alco's revenues during the last two fiscal years were derived from its distribution operations which fill orders shortly after receipt from customers. There is no material seasonal fluctuation in Alco's business as a whole.

  Many of Alco's operations are required to carry significant amounts of inventory to meet rapid delivery requirements of customers. At September 30, 1994, inventories accounted for approximately 36% of Alco's total current assets.

                              PROPRIETARY MATTERS

  Alco has a number of patents, licenses and trademarks. Alco does not believe, however, that any patent, license or trademark is material to its operations as a whole.

                            ENVIRONMENTAL REGULATION

  Environmental laws and liabilities relating to Alco's current businesses (which are primarily distribution operations) have not had and are not expected to have a material adverse effect upon Alco's capital expenditures, earnings or competitive position. Although Alco has retained certain environmental liabilities relating to the predivestiture operations of its divested manufacturing companies, such environmental liabilities have not had and are not expected to have a material adverse effect on Alco. While it is not possible to estimate what expenditures may be required in order for Alco to comply with environmental laws or discharge environmental liabilities in the future, Alco does not believe that such expenditures will have a material adverse effect on it or its operations as a whole.

                                   EMPLOYEES

  At September 30, 1994, Alco had approximately 30,600 employees.

                               FOREIGN OPERATIONS

  Alco's operations in Canada distribute paper, industrial supplies and packaging products, and distribute and service office equipment. Alco's European operations distribute and service office equipment. Alco's 49.9% equity interest in IMMOS, a German-based office equipment distribution network, was divested in September 1994 (see "Divestitures" on page 5 of this prospectus). Information concerning revenues, income before taxes and identifiable assets of Alco's foreign operations for each of the three years in the period ended September 30, 1994 set forth in note 9 to the consolidated financial statements included on pages 43 and 44 of this prospectus. Revenues from exports during the last three fiscal years were not significant.

  There are additional risks attendant to foreign operations, such as possible currency fluctuations and unsettled political conditions.

                                   PROPERTIES

  At September 30, 1994, Alco owned or leased facilities in 47 states, nine Canadian provinces and in Europe. These properties occupy a total of approximately 22.6 million square feet of which approximately 8.1 million square feet are owned and the balance are leased under lease agreements with various expiration dates. Alco believes that none of its properties is materially important to its operations as a whole, and believes that its facilities are suitable and adequate for the purposes for which they are used.

                               LEGAL PROCEEDINGS

  Alco does not believe that the outcome of lawsuits or other legal proceedings to which it is a party will materially affect Alco or its operations as a whole. However, Alco is presently in arbitration with a former subsidiary, which has asserted that Alco is liable to it for certain liabilities arising under the Coal Industry Health Benefit Act of 1992. Based on consultation with its counsel, Alco does not believe that it is responsible for such liabilities and, therefore, no provision for this matter has been recorded in Alco's financial statements for the fiscal year ended September 30, 1994. In the event that the arbitrators decide in favor of the claimant, Alco estimates that it would be obligated to pay approximately $36 million over a twenty-year period which would result in an after-tax charge of approximately $23 million to discontinued operations.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

FINANCIAL REVIEW

ALCO STANDARD CORPORATION AND SUBSIDIARIES

  The discussion of the results of operations for the three years ended September 30, 1994 reviews the continuing operations of Alco as contained in the Consolidated Statements of Income.

RESULTS OF OPERATIONS--1994

  Revenues and income before taxes by segment for fiscal years ended September 30, 1994 and September 30, 1993 and the percentage change for 1994 versus 1993 were:

                                  REVENUES            INCOME BEFORE TAXES
                           ------------------------ ----------------------------
                            1994    1993   % CHANGE  1994      1993     % CHANGE
                           ------  ------  -------- -------   -------   --------
                                            (IN MILLIONS)
Alco Office Products.....  $2,240  $1,586    41.2%  $ 199.4   $ 138.8     43.7%
Unisource
  United States..........   5,108   4,174    22.4     148.8     118.7     25.4
  Canada.................     649     690    (5.9)     13.5      18.3    (26.2)
  Restructuring costs....                                      (175.0)
                           ------  ------    ----   -------   -------
    Total Unisource......   5,757   4,864    18.4     162.3     (38.0)
                           ------  ------    ----   -------   -------
Operating................   7,997   6,450    24.0     361.7     100.8
Unconsolidated affiliate.                            (117.2)     (2.5)
Eliminations and
 nonallocated............      (1)     (5)            (87.7)*   (73.7)*
                           ------  ------    ----   -------   -------
                           $7,996  $6,445    24.1   $ 156.8   $  24.6
                           ======  ======    ====   =======   =======

- --------
* Includes interest costs and net corporate expenses.

FISCAL 1994 COMPARED TO FISCAL 1993

  Alco's revenues for fiscal 1994 were $8 billion, an increase of $1.5 billion over fiscal 1993 revenues of $6.5 billion. Income before taxes from operations increased to $361.7 million from $100.8 million in fiscal 1993, which included a restructuring charge of $175 million related to the Unisource operations. Earnings per share from continuing operations for fiscal 1994 were $1.10 compared to $(.04) for fiscal 1993 which included a loss of $2.38 per share resulting from the Unisource restructuring charge. Earnings per share excluding the loss on the sale of the investment in IMMOS in fiscal 1994 and the effect of the restructuring charge in fiscal 1993 were $2.87 and $2.34, respectively.

  AOP generated $654 million in increased revenues of which $288 million relates to fiscal 1993 acquisitions and $134 million to fiscal 1994 acquisitions. The remaining $232 million increase reflects continued internal growth in all revenue areas of AOP's base companies, particularly in its equipment, service and facilities management businesses. The $934 million increase in revenues from Unisource's U.S. operations includes $764 million from acquisitions (primarily Butler Paper) and $170 million of internal growth from its base companies. The $41 million revenue decrease in the Unisource Canadian paper businesses is primarily attributable to a 5.9% decrease in the average foreign exchange rate.

  AOP's operating income increase of $60.6 million includes $16.4 million from prior year acquisitions and $10.2 million from current year acquisitions. The remaining $34 million increase reflects continued internal growth from its base companies which is primarily the result of higher operating contributions from the service, supply and facilities management areas of AOP's businesses, along with increased operating income related to its leasing activities through Alco Capital Resource, Inc. ("Alco Capital"). Operating income from Unisource's U.S. paper operations increased $30.1 million. This increase represents a contribution of $17.6 million from prior year acquisitions and $12.5 million from its base companies. The internal growth is attributable to improved gross margins and expense reductions realized in the last half of the fiscal year offset primarily by lower comparable margins experienced in the first half of the year. The Canadian paper distribution business decrease in operating income of $4.8 million is the result of the carryover of certain incremental merger costs related to the Canadian merger plan implemented in fiscal 1993, gross margin erosion in the first half of the fiscal year, and the effects of the declining foreign exchange rates.

  Geographically, revenues from Alco's paper and office products operations outside the U.S. were $843 million for fiscal 1994 compared to $800 million for the prior fiscal year. The increase reflects $77 million from the European operations of Erskine acquired in fiscal 1993 along with $7 million from AOP internal growth offset by a decrease of $41 million from the Canadian paper distribution business. Operating income from foreign operations was $29.1 million for fiscal 1994, an increase of $1.8 million from the prior year, the result of increased AOP foreign operations, offset by the decrease in operating income of the Canadian paper distribution business.

  The 49.9% investment in IMMOS in October 1992 marked Alco's entry into the European market, and it was to serve as a base for further expansion in Europe. The venture agreement provided Alco with the option of acquiring the remaining shares of IMMOS over a three-year period beginning in 1996 if IMMOS achieved certain operating goals. However, the capital structure and organizational complexities of IMMOS, exacerbated by the distressed European economy and operational differences among the venture partners, had prevented IMMOS from progressing toward those goals. As a result, in September 1994, Alco sold its 49.9% interest in IMMOS for cash plus a passive interest in any subsequent sale of IMMOS for five years (see "Divestitures" on page 5 of this prospectus). Alco retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, Alco was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, Alco acquired profitable operations in Denmark and France and retained limited operations in Germany. Alco recognized a loss on the sale of its interest in IMMOS in the quarter ended June 30, 1994, and recorded a pretax loss of $115.3 million ($95.1 million, net of tax) equating to a loss per share of $1.75 for the quarter ($1.77 for fiscal 1994). This charge represents the write-off of Alco's investment in IMMOS plus certain transactional costs less cash proceeds from the sale together with related tax benefits. For the fiscal year ended September 30, 1994, Alco recorded a total pretax loss of $117.2 million from its investment in an unconsolidated affiliate. This includes the pretax loss of $115.3 million relating to the sale previously discussed and a $1.9 million operating loss on its investment through March 31, 1994.

  Interest expense increased by $3.6 million from fiscal 1993, a result of higher interest rates along with higher borrowing levels during the year to fund acquisitions and working capital requirements. Income before taxes from continuing operations increased by $132.2 million, which reflects the net effect of the $115.3 million loss on the sale of IMMOS in fiscal 1994 and the $175 million charge for restructuring costs in fiscal 1993. Income before taxes from continuing operations also includes improved operating results from base companies and earnings contributed by current and prior year acquisitions net of increased interest costs and other corporate items. The effective income tax rate for fiscal 1994 is 55% compared to 69% in fiscal 1993. The effective income tax rate for fiscal 1994, excluding the effect of the sale of IMMOS, is 39.1% compared with 39.6% in fiscal 1993, excluding the effect of the restructuring costs. Fiscal 1994 weighted average shares were 6.3 million shares greater than the 47.4 million shares for fiscal 1993, primarily the result of a public offering of common stock in December 1993.

  Most facets of the Unisource restructuring plan announced in September 1993 are proceeding as planned (see "Restructuring Plan" on page 4 of this prospectus). As of September 30, 1994, Unisource had substantially completed 68 facility consolidations and reduced its employee base by approximately 725. This excludes the data processing personnel that transferred to Integrated Systems Solutions Corporation ("ISSC"), a subsidiary of IBM, as part of the information technology system outsourcing agreement with ISSC. However, due to a change in software, initial implementation of the information technology system was postponed by six months. This is not anticipated to delay the completion of the restructuring plan by the end of fiscal 1996.

  At September 30, 1994, the remaining restructuring reserve is $107 million, which management believes is adequate to complete the restructuring plan by the end of fiscal 1996 and also obtain the goal of increasing Unisource's operating return on sales to a run rate of 4% by the end of fiscal 1996. The estimated cost to complete the facility consolidations is $44.4 million of which a significant portion relates to costs to dispose and maintain facilities which have been or will be vacated. Severance costs have been incurred during 1994 in accordance with the plan and $23.8 million is the estimated balance for severance costs. The related organizational and system redesign is estimated to have a remaining cost of $16.2 million.

  Alco is presently in arbitration with a former subsidiary, which has asserted that Alco is liable to it for certain liabilities arising under the Coal Industry Health Benefit Act of 1992 (see "Legal Proceedings" on page 7 of this prospectus). Based on consultation with its counsel, Alco does not believe that it is responsible for such liabilities and, therefore, no provision for this matter has been recorded in the financial statements. In the event that the arbitrators decide in favor of the claimant, Alco estimates that it would be obligated to pay approximately $36 million over a twenty-year period, which would result in an after-tax charge of approximately $23 million to discontinued operations.

  During the first quarter of fiscal 1994, Alco adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; the individual and combined effect on earnings of these accounting changes was immaterial.

RESULTS OF OPERATIONS--1993

  Revenues and income before taxes by segment for fiscal years ended September 30, 1993 and September 30, 1992 and the percentage change for 1993 versus 1992 were:

                                  REVENUES            INCOME BEFORE TAXES
                           ------------------------ ---------------------------
                            1993    1992   % CHANGE  1993      1992    % CHANGE
                           ------  ------  -------- -------   ------   --------
                                           (IN MILLIONS)
Alco Office Products...... $1,586  $1,259    26.0%  $ 138.8   $105.2     31.9%
Unisource
  United States...........  4,174   3,585    16.4     118.7    118.2       .4
  Canada..................    690      83              18.3      2.3
  Restructuring costs.....                           (175.0)
                           ------  ------    ----   -------   ------    -----
    Total Unisource.......  4,864   3,668    32.6     (38.0)   120.5
                           ------  ------    ----   -------   ------    -----
Operating.................  6,450   4,927    30.9     100.8    225.7    (55.3)
Unconsolidated affiliate..                             (2.5)
Investment gain, net......                                       6.7
Eliminations and
 nonallocated.............     (5)     (2)            (73.7)*  (59.9)*
                           ------  ------    ----   -------   ------    -----
                           $6,445  $4,925    30.9   $  24.6   $172.5    (85.7)
                           ======  ======    ====   =======   ======    =====

- --------
* Includes interest costs and net corporate expenses.

FISCAL 1993 COMPARED WITH FISCAL 1992

  Alco increased revenues $1.6 billion to $6.5 billion in fiscal 1993 from $4.9 billion in fiscal 1992. Income before taxes from operations, which includes a restructuring charge of $175 million relating to Unisource operations, decreased from $226 million in fiscal 1992 to $101 million in fiscal 1993. Earnings per share from continuing operations decreased from $2.22 to $(.04), including the Unisource restructuring charge of $2.38. Earnings per share from continuing operations excluding the effect of the restructuring charge were $2.34.

  AOP generated $327 million in increased revenues of which $17 million relates to fiscal 1992 acquisitions and $100 million to current year acquisitions. The remaining $210 million increase reflects continued growth in all revenue areas of AOP's base companies, including its equipment, service and facilities management businesses. The $589 million increase in revenues from Unisource's U.S. operations represents $161 million from its base companies and $428 million from current and prior year acquisitions. The $607 million revenue increase in the Unisource Canadian paper businesses is primarily attributable to the prior year acquisitions and includes a decrease of $32 million relating to changes in foreign currency rates.

  Alco's total foreign operations including the foreign operations of AOP and Unisource Canada generated $800 million in revenues for the fiscal year 1993 compared with $169 million for the same period of the prior fiscal year. The increase is primarily the result of the Canadian paper distribution acquisitions made in September 1992 and reflects a $48 million negative impact because of foreign currency rate changes.

  AOP's operating income increase of $33.6 million includes $1.7 million from fiscal 1992 acquisitions and $2.7 million from current year acquisitions. The remaining $29.2 million increase from its base companies is primarily the result of higher operating contributions from the service and supply areas of AOP's businesses. Unisource's U.S. paper operations include an increase in operating income of $.5 million, reflecting $10.2 million contributed by current and prior year acquisitions, offset by a decrease in earnings of $9.7 million from base paper distribution companies caused by competitive business conditions in the paper industry. Unisource's Canadian paper operations include a $16 million increase in operating income primarily relating to fiscal 1992 acquisitions. The overall decrease in operating income for Unisource is primarily attributed to the $175 million of restructuring costs, $171.5 million relating to U.S. operations and $3.5 million relating to Canadian operations.

  In September 1993, Alco adopted the Unisource restructuring plan as a proactive response to changes in the business environment in which Unisource operates (see "Restructuring Plan" on page 4 of this prospectus). In recent periods, mills have experienced overcapacity, resulting in depressed pricing and pressure on distributors' margins. The usage and demand for paper has shifted significantly because of consolidation in the commercial printing industry, enhancements in imaging technology and the related growth in reprographics segment.

  The restructuring plan encompasses the following: adoption of the "Unisource" identity, installation of a customer-focused information system, re-engineering of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of service center locations. In connection with certain elements of the restructuring plan, Alco recorded a charge to earnings of $175 million ($112.9 million net of taxes or $2.38 per share) in the fourth quarter of fiscal 1993. The major components of the restructuring costs are location consolidation ($60.7 million), severance costs ($48 million) and related information system redesign ($22 million). Included in the charge are noncash asset writedowns relating to inventory and equipment that approximate $22.5 million and are directly attributable to the Unisource restructuring. The restructuring charge will be funded from Unisource's cash flow. Alco's objective in adopting the restructuring plan is to increase Unisource's operating return on sales from 2.6% in the fourth quarter of fiscal 1993 to 4% by the end of fiscal 1996.

  Income from foreign operations was $27.3 million for the year ended September 30, 1993. This represents an increase of $13.5 million over the prior year results of $13.8 million and is primarily attributable to the Canadian paper distribution acquisitions in September 1992. Fluctuations in the foreign currency rates reduced the increase by $1.9 million. Alco recorded a $2.5 million loss from an unconsolidated affiliate, IMM Office Systems GmbH, due to recessionary conditions and costs associated with an increase in sales force.

  Interest expense increased $8.5 million from the comparable period in fiscal 1992, a result of higher borrowing levels to fund acquisitions. Income before taxes from continuing operations decreased by $147.9 million, which reflects the $175 million restructuring charge in fiscal 1993. Income before taxes from continuing operations also includes the combined result of improved operations from base companies along with earnings contributed by key acquisitions made in the prior year, which were achieved despite the increase in interest cost and the $6.7 million net investment gain from the prior year. The effective income tax rate for the current period is 69%. The effective tax rate, excluding the restructuring costs, is 39.6%, the same as the effective rate for the year ended September 30, 1992.

FINANCIAL CONDITION AND LIQUIDITY

  Debt, excluding finance subsidiaries, was $445 million at September 30, 1994, a decrease of $349 million from Alco's debt balance at September 30, 1993 of $794 million. Alco had a total of $616 million in bank credit commitments as of September 30, 1994, of which $525 million were unused and available. In December 1994, Alco intends to replace three of these credit agreements with one $500 million multi-currency facility with more favorable terms and to reduce the commitment under the remaining credit agreement to $100 million, resulting in total bank credit commitments of $600 million. Debt as a percentage of capitalization was 24.6% and the current ratio was 1.6 to 1 at September 30, 1994. At the end of fiscal 1994, Alco's commitments for capital expenditures were approximately $22 million, all of which is expected to be expended during fiscal 1995.

  In December 1993, Alco issued 5,750,000 shares of common stock in a public offering, and the net proceeds of approximately $294 million were used to reduce outstanding debt. Alco entered into an agreement in May 1994 retiring $25 million of redeemable preferred stock of a subsidiary and issued senior notes in an equivalent amount.

  Alco estimates that total cash expenditures in connection with the Unisource restructuring plan will amount to $148 million, of which approximately $52 million has been spent to date, with $53 million anticipated to be paid in fiscal 1995 and $43 million in fiscal 1996. Effective January 1, 1994, Unisource entered into a ten-year agreement with ISSC for $300 million, to provide the information technology system to be implemented as part of the restructuring plan. Such contract has been expanded to provide automated warehouse and truck routing systems at an estimated cost of approximately $30 million over the same contract period. The forgoing commitments are anticipated to be funded from Unisource's operating cash flow.

  Finance subsidiaries debt grew by $52 million from September 30, 1993, a result of increased leasing activity. Effective July 1, 1994, Alco Capital entered into a Medium Term Note Program, whereby Alco Capital may offer to the public from time to time medium term notes having an aggregate initial offering price not exceeding $500 million or the equivalent thereof in foreign currency. These notes are offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1994, Alco Capital had issued $105 million of medium term notes bearing a weighted average interest rate of 6.9%.

  In addition, Alco Capital entered into an agreement in September 1994 to sell under an asset securitization program, an undivided ownership interest in $125 million of eligible direct financing lease receivables. The agreement, which expires in September 1995, contains limited recourse provisions that require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new lease receivables can be sold up to $125 million. As of September 30, 1994, $125 million of lease receivables have been sold pursuant to the agreement.

  Alco believes that its operating cash flow together with unused lines of credit and other financing arrangements will be sufficient to finance current operating requirements including capital expenditure, acquisition and restructuring programs.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

  Alco is currently authorized to issue 75,000,000 shares of common stock and 2,135,988 shares of serial preferred stock. Both classes are without par value. On January 26, 1995, the shareholders are expected to approve an increase in the authorized number of common shares from 75,000,000 to 150,000,000. The common stock is subject to the express terms of the serial preferred stock. Two series of serial preferred stock are outstanding, and additional series may be authorized by the board of directors.

DIVIDEND RIGHTS

  Common Stock. Dividends and other distributions of assets may be made with respect to the common stock from time to time by the board of directors within the limits and from the sources permitted by law after payment or provision for payment of all accrued and unpaid dividends (which are cumulative) on the serial preferred stock, so long as there is no default in any sinking fund provisions for the serial preferred stock. Certain loan agreements limit the amount of retained earnings from which Alco may pay dividends, repurchase its shares or take certain other actions.

  Preferred Stock. The serial preferred stock is entitled to payment of annual per share dividends as follows: Series 2, $5.00; and Series AA, $237.50 ($2.375 per Depositary Share) through January 1, 1996 and $325.00 ($3.25 per Depositary Share) thereafter.

  So long as any shares of serial preferred stock are outstanding, Alco may not
(a) declare or pay any dividends (other than dividends payable in common stock or other shares of Alco ranking junior to the serial preferred stock) to holders of common stock or shares of Alco of any other class ranking on a parity with or junior to the serial preferred stock, or (b) make any distributions of assets (directly or indirectly, by purchase, redemption or otherwise) to the holders of common stock or shares of Alco of any other class ranking on a parity with or junior to the serial preferred stock (except in the case of shares purchases in compromise of claims, or to prevent loss on doubtful debts and except in the case of shares purchases out of the proceeds of the sale of common stock or other shares ranking junior to the serial preferred stock received by Alco, subsequent to January 1, 1968):

    (a) Unless all accrued and unpaid dividends on shares of serial preferred stock, including the full dividends for the then quarterly dividend period, shall have been paid or declared and funds sufficient for payment thereof set apart; and

    (b) Unless there shall be no arrearages with respect to redemption of shares of serial preferred stock from any sinking fund provided therefor.

  No dividends may be paid upon or declared or set apart for any of the serial preferred stock for any quarterly dividend period unless at the same time a like proportionate dividend for the same quarterly dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid upon or declared or set apart for all serial preferred stock of all series then issued and outstanding and entitled to receive such dividend.

PREEMPTIVE RIGHTS

  Common Stock. The holders of common stock do not have any preemptive right to purchase or have offered to them for purchase any shares or other securities of Alco.

  Preferred Stock. The only preemptive right of holders of serial preferred stock is to participate in certain distributions, if any were to be made by Alco, to holders of common stock of options or rights to acquire common stock, or of evidences of Alco debt or assets (other than cash).

COMMON STOCK PURCHASE RIGHTS

  In February 1988, Alco declared and paid a dividend distribution of one right ("Right") for each outstanding share of common stock. The Rights become exercisable ten days (or such later date, not beyond thirty days, as is fixed by the Board of Directors) after the earlier of: (a) public announcement that an individual or group has acquired or obtained the right to acquire 20% or more of Alco's common stock or (b) an individual or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 30% or more of such securities (the "Separation Date"). When exercisable, each Right entitles the holder to purchase one one-hundredth of a share of Alco's Series 12 preferred stock for $75 (the "Exercise Price"), subject to adjustment. Further, if any person or group owning 20% or more of Alco's outstanding common stock (a) engages in certain self-dealing practices with Alco, or (b) causes Alco to forgo or reduce quarterly dividends or take an action which would result in a more than 2% increase in the other entity's proportionate share of Alco's outstanding shares; or if any person or group acquires 30% or more of Alco's outstanding stock, each Right would entitle the holder thereof to acquire for the Exercise Price shares of common stock having a market value equal to twice the Right's exercise price.

  If Alco were acquired in a merger or other business combination, or if more than 50% of its earning power or assets were sold in one transaction or a series of transactions, each Right would entitle the holder thereof to purchase shares of the acquiring company's common stock having a market value equal to twice the Right's exercise price. The Rights that are or were held by a person or group owning 20% or more of Alco's outstanding voting securities become void if such person or group engages in an event which entitles holders of the Rights to purchase common stock or common stock of the acquiring company having a market value equal to twice the Right's exercise price.

  The Rights, which expire on February 10, 1998, are non-voting and may be redeemed by Alco at a price of $.05 per Right any time prior to ten days after public announcement that a person has acquired 20% or more of Alco's outstanding voting securities. Until the Separation Date, the Rights are transferable with and only with the common stock.

VOTING RIGHTS

  Common Stock. Subject to certain voting rights of holders of the serial preferred stock to vote in certain circumstances and with respect to certain matters as a class, the holders of the common stock currently have full voting rights upon all matters presented for shareholder action. Shareholders do not have the right to cumulate votes in electing directors.

  Preferred Stock. The holders of serial preferred stock are entitled to one vote per share, and except as otherwise provided by specific provisions of Alco's Articles of Incorporation or by Ohio law, to vote on all matters together with the holders of common stock as one class. The holders of serial preferred stock are not entitled to cumulate votes in electing directors. The Articles of Incorporation of Alco provide that in the event of default in the payment, in whole or in part, of six quarterly dividends on the serial preferred stock, whether or not consecutive, the holders of shares of serial preferred stock will be entitled to elect two directors, to serve in addition to the directors otherwise elected. Such right to elect additional directors is in lieu of all other rights of the holders of the serial preferred stock to vote for directors, and will remain in effect until no quarterly dividend is in default. It is also provided that the vote or the written consent of at least two-thirds of the outstanding shares of serial preferred stock voting as a class is necessary to effect (i) any amendment, alteration or repeal of any of the provisions of the Articles of Incorporation or the Code of Regulations of Alco which affects the voting powers, rights or preferences of the holders of the serial preferred stock, (ii) the authorization or issue of any stock, or any security convertible into any stock, ranking prior to the serial preferred stock, (iii) the purchase or redemption of less than all the serial preferred stock then outstanding (except in accordance with a stock purchase offer made to all holders of serial preferred stock) when any dividends or sinking fund obligations on the serial preferred stock are in arrears, or (iv) the sale, lease or conveyance by Alco of all or substantially all of its property or business, its voluntary liquidation or dissolution, or its consolidation with or merger into any other corporation, unless the resulting corporation will have no shares authorized or outstanding ranking prior to or on a parity with the serial preferred stock except the same number with the same rights and preferences as those of Alco authorized and outstanding immediately preceding such consolidation or merger, and unless each holder of serial preferred stock immediately prior thereto receives the same number of shares, with the same rights and preferences, of the resulting corporation. It is further provided that the vote or written consent of two-thirds of the holders of shares of any series is necessary to amend the Articles of Incorporation or Code of Regulations of Alco in such a way as to affect adversely and particularly the preferences, rights, powers or privileges of such series. No such vote or consent is required if provision has been made for the redemption of all of the serial preferred stock or any series thereof.

  In addition, Alco may create additional classes of stock, increase the authorized number of shares of serial preferred stock or issue series of preferred stock ranking on a parity with the serial preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of serial preferred stock.

REDEMPTION PROVISIONS AND SINKING FUND

  Common Stock. The common stock is not redeemable.

  Preferred Stock. The directors are empowered to determine any redemption rights and price of each series of the serial preferred stock. The outstanding shares of the Series 2 preferred stock are redeemable in whole or in part, at Alco's option, at any time after five years from the date of issue, at the redemption price of $100 per share, plus accrued unpaid dividends. Alco is required to provide a sinking fund for the redemption of the Series 2 preferred stock. Alco has determined to redeem the Series 2 preferred stock in equal annual installments from 1989 through 1995 at the redemption price stated above.

  The Series AA preferred stock and the depositary shares representing such stock are not redeemable prior to January 9, 1996. On and after January 9, 1996 and until January 9, 2000, the Series AA preferred stock will be redeemable, in whole or in part, at the option of Alco, for such number of shares of common stock as are issuable at a conversion rate of 1.1201 shares of common stock for each depositary share, subject to adjustment in certain circumstances. Alco may exercise this option only if for 20 trading days within any period of 30 consecutive days, including the last trading day of such 30 trading day period, the closing price of the Common Stock on the New York Stock Exchange ("NYSE") exceeds $58.03, subject to adjustment in certain circumstances. On and after January 9, 2000 the Series AA preferred stock will be redeemable, in whole or in part at the option of Alco, for cash at a redemption price equivalent to $50.00 per depositary share, plus accrued and unpaid dividends. The Series AA preferred stock is not entitled to the benefit of any sinking fund.

CONVERSION RIGHTS

  Common Stock. The common stock is not convertible into any other security.

  Preferred Stock. The directors are empowered to determine whether the shares of any series of the serial preferred stock will be convertible into common stock, and, if so, the conversion price or prices and the other terms or provisions of such rights. Each outstanding share of Series 2 preferred stock is convertible, at the option of the holder, at any time prior to the close of business on the second day preceding the redemption date thereof, into 8.0 shares of common stock. Each outstanding share of Series AA preferred stock is convertible at any time prior to the close of business on the redemption date thereof into 112.01 shares of common stock (1.1201 shares per depositary share). The conversion rights with respect to serial preferred stock are subject to proportionate adjustment if Alco combines or splits the outstanding shares of common stock or pays a dividend in common stock. Shares of common stock issuable upon the exercise of outstanding stock options are similarly subject to proportionate adjustment in such events. Shares of serial preferred stock which have been converted must be retired and may not be reissued.

LIQUIDATION RIGHTS

  Common Stock. The holders of common stock are entitled pro rata to the assets of Alco in the event of voluntary or involuntary liquidation, subject to the rights of creditors and the rights of the holders of the serial preferred stock to receive certain per share amounts plus accrued unpaid dividends.

  Preferred Stock. In the event of voluntary or involuntary liquidation, the holders of preferred stock are entitled to receive the following per share amounts plus accrued unpaid dividends: Series 2, $100; and Series AA, $5,000.00 ($50 per depositary share). At September 30, 1994, the preference upon liquidation of the shares of serial preferred stock then outstanding aggregated $201,261,000. After provision for the liquidation preference of serial preferred stock, at September 30, 1994, the portion of shareholders' equity applicable to common stock was $1,167,000,000. In the opinion of counsel for Alco, there are no restrictions upon the payment of dividends or other distributions out of surplus solely by reason of any excess of the liquidation preference over the carrying value of the serial preferred stock, and there are no remedies available to security holders before or after the payment of any dividend or distribution solely because such dividend may reduce surplus to an amount less than the amount of such excess. The serial preferred stock has priority over the common stock on any liquidation, dissolution or winding up to the extent of the liquidation price plus any accrued unpaid dividends. The directors have authority in establishing any series to determine the liquidation price for each series in the event of any liquidation, dissolution or winding up.

LIABILITY FOR ASSESSMENT

  Outstanding shares of the common and serial preferred stock, including the shares of stock to be sold by the Selling Shareholders hereunder, are fully paid and non-assessable.

                                   MANAGEMENT

  The following is a list of Alco's directors and executive officers, their ages and their positions for the last five years. Unless otherwise noted, such positions are with Alco or its subsidiaries.

                               ----------------

                NAME                AGE    POSITION (AND YEAR ELECTED OR YEARS SERVED)
                ----                ---    -------------------------------------------
 O. Gordon Brewer, Jr. ...........   58 Vice President--Finance (1986-Present)
 J. Mahlon Buck, Jr. .............   69 Director of Alco since 1984; Chairman and
                                        President, TDH Capital Corporation (1977-
                                        Present) (also a trustee of The Vanguard Real
                                        Estate Funds Nos. I and II, Main Line Health,
                                        Inc. and The Bryn Mawr Hospital)
 Kathleen M. Burns................   42 Vice President (1994-Present) and Treasurer
                                        (1989-Present); Assistant Treasurer (1987-1989)
 J. Kenneth Croney................   52 Vice President (1983-Present), General Counsel
                                        (1994-Present) and Secretary (1983-Present)
 Paul J. Darling, II..............   56 Director of Alco since 1994; Chairman, President
                                        and Chief Executive Officer, Corey Steel Company
                                        (1984-Present) (also a director of Liberty
                                        Mutual Insurance Company, Liberty Life Assurance
                                        Company of Boston, Liberty Mutual Fire Insurance
                                        Company and Liberty Financial Companies, Inc.)
 Stephen K. Deay..................   47 Vice President--Tax (1993-Present); Director--
                                        Taxes (1989-1993)
 Michael J. Dillon................   41 Vice President (1994-Present) and Controller
                                        (1993-Present); Group Controller, Alco Office
                                        Products (1991-1993); Associate Audit Director
                                        (1991); Senior Audit Manager (1987-1991)

                NAME                AGE    POSITION (AND YEAR ELECTED OR YEARS SERVED)
                ----                ---    -------------------------------------------
 Kurt E. Dinkelacker..............   41 Executive Vice President and Chief Financial
                                        Officer (1993-Present); Executive Vice
                                        President--Finance, Alco Office Products (1989-
                                        1991); Group Controller, Alco Office Products
                                        (1987-1989)
 William F. Drake, Jr. ...........   62 Director of Alco since 1969; Attorney and
                                        Partner, Montgomery, McCracken, Walker & Rhoads
                                        (1984-Present); Vice Chairman (1984-Present)
                                        (also a director of Nocopi Technologies, Inc.)
 James J. Forese..................   59 Director of Alco since 1994; General Manager,
                                        IBM Customer Financing, and Chairman, IBM Credit
                                        Corporation (1993-Present); IBM Vice President,
                                        Finance (1990-1993); IBM Vice President and
                                        Group Executive (1988-1990) (also a director of
                                        Lexmark International, Inc., IBM Latin America,
                                        American Management Systems, Inc. and NUI
                                        Corporation)
 Frederick S. Hammer..............   58 Director of Alco since 1986; A director of
                                        United Student Aid Group, Inc., Tri-Arc
                                        Financial Services and National Media
                                        Corporation; Chairman, Chief Executive Officer
                                        and a director, Mutual of America Capital
                                        Management Corporation (1993-1994); President,
                                        SEI Asset Management Services Group (1989-1993);
                                        Mazur Fellow, The Wharton School, University of
                                        Pennsylvania (1989-1990)
 Barbara Barnes Hauptfuhrer.......   66 Director of Alco since 1988; A director of The
                                        Vanguard Group of Investment Companies and of
                                        each of the mutual funds in the Group, The Great
                                        Atlantic and Pacific Tea Co., Inc., Knight-
                                        Ridder, Inc., Massachusetts Mutual Life
                                        Insurance Co. and Raytheon Company
 James E. Head....................   49 Vice President (1993-Present); Group President,
                                        Alco Office Products (1993-Present); President,
                                        CopyRite (an Alco Office Products company)
                                        (1979-1993).
 William M. Laughlin..............   52 Vice President--Financial Operation Support
                                        (1993-Present); Vice President--Operational
                                        Audit, Alco Office Products (1992-1993);
                                        Director--Audit (1982-1992)
 Dana G. Mead.....................   58 Director of Alco since 1994; Chairman and Chief
                                        Executive Officer (1994-Present), President and
                                        Chief Operating Officer (1992-1994) and a
                                        director (1992-Present), Tenneco, Inc.; Chairman
                                        (1992-Present), J I Case (a Tenneco division);
                                        Vice Chairman (1994-Present) and a director,
                                        National Association of Manufacturers; Executive
                                        Vice President (1989-1992), Senior Vice
                                        President (1986-1989), International Paper
                                        Company (also a director of National Westminster
                                        Bancorp, Cummins Engine Company, Inc. and Baker
                                        Hughes Incorporated)

                NAME                AGE    POSITION (AND YEAR ELECTED OR YEARS SERVED)
                ----                ---    -------------------------------------------
 Hugh G. Moulton..................   61 Executive Vice President (1992-Present); General
                                        Counsel (1979-1994); Senior Vice President--
                                        Administration (1983-1992)
 Ray B. Mundt.....................   66 Chairman (1986-Present) and a director (1971-
                                        Present); Chief Executive Officer (1980-1993);
                                        President (1974-1988) (also a director of
                                        Liberty Mutual Insurance Company, Liberty Life
                                        Assurance Company of Boston, Liberty Mutual Fire
                                        Insurance Company, Liberty Financial Companies,
                                        Inc., Nocopi Technologies, Inc., CoreStates
                                        Bank, N.A., and Clark Equipment Company)
 Paul C. O'Neill..................   68 Director of Alco since 1978; Private investor;
                                        Chairman, Ovington Securities Ltd. (1989-1991)
 Rogelio G. Sada..................   59 Director of Alco since 1980; Private investor;
                                        Mayor, San Pedro, N.L., Mexico (1992-1994);
                                        Director, International Advisory Board of
                                        Security Pacific National Bank (1980-1991);
                                        Director General, VITRO, a glass and glass-
                                        related products manufacturer in Mexico (1972-
                                        1985)
 James W. Stratton................   58 Director of Alco since 1988; President, Stratton
                                        Management Company (1972-Present); Chairman
                                        (1993-Present) and a director, Stratton Small-
                                        Cap Yield Fund; Chairman (1981-Present) and a
                                        director, Stratton Monthly Dividend Shares;
                                        Chairman (1972-Present) and a director, Stratton
                                        Growth Fund (also a director of UGI Corporation,
                                        Gilbert Associates and Teleflex)
 John E. Stuart...................   50 President, Chief Executive Officer and a
                                        director (1993-Present); Vice President (1989-
                                        1993); Group President, Alco Office Products
                                        (1985-1993)

  All directors hold office until the election of successors by the shareholders of Alco. All executive officers hold office at the pleasure of the board of directors of Alco. All current directors will stand for reelection as directors at the 1995 Annual Meeting.

SECURITY OWNERSHIP

  As of November 30, 1994, shares of common stock of Alco were beneficially owned (as determined by rules of the Securities and Exchange Commission, although in certain cases the persons may disclaim beneficial ownership) by the current directors, by each of the individuals named in the Summary Compensation Table (on page 22 of this prospectus) and by all current directors and executive officers of Alco as a group, as follows:

                                    AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                 -----------------------------------------------
                                   SOLE VOTING       SHARED VOTING    ACQUIRABLE
                                       AND              AND/OR          WITHIN
                                 INVESTMENT POWER INVESTMENT POWER(1) 60 DAYS(2)
                                 ---------------- ------------------- ----------
  J. Mahlon Buck, Jr............      20,984                 0          15,991
  Paul J. Darling, II...........          56                 0             400
  William F. Drake, Jr..........      81,513                 0           8,545
  Kurt E. Dinkelacker...........       3,718             2,678          21,909

                                   AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                -----------------------------------------------
                                  SOLE VOTING       SHARED VOTING    ACQUIRABLE
                                      AND              AND/OR          WITHIN
                                INVESTMENT POWER INVESTMENT POWER(1) 60 DAYS(2)
                                ---------------- ------------------- ----------
  James J. Forese..............       1,056                  0            400
  Frederick S. Hammer..........       5,701                  0          8,090
  Barbara Barnes Hauptfuhrer...       1,619                  0         11,140
  James E. Head................       3,918              3,606         22,645
  Dana G. Mead.................          61                  0            400
  Hugh G. Moulton..............      24,018             31,607         32,223
  Ray B. Mundt.................     167,150             57,061         19,501
  Paul C. O'Neill..............      38,491             12,000            925
  Rogelio G. Sada..............       6,086                  0         13,623
  James W. Stratton............       1,786                  0          2,356
  John E. Stuart...............      24,836              3,340        119,273
  All current directors and ex-
   ecutive officers as a group.     425,493            153,518        328,644

  --------
  (1) Includes all shares held under Alco's Stock Participation Plan (and, for Mr. Head, under Alco's Defined Contribution Plan), and, where applicable, shares owned by spouses or minor children.
  (2) Represents shares which may be acquired within 60 days of November 30, 1994 through the exercise of stock options or vesting under Alco's Partners' Stock Purchase Plan.

  As of November 30, 1994, for each of the individuals named above, the percentage of common stock beneficially owned was less than 1%. The percentage of common stock beneficially owned by all current directors and executive officers as a group was approximately 1.6%. As of November 30, 1994, no person beneficially owned more than 5% of the outstanding shares of common stock of Alco, nor did any director, nominee or executive officer of Alco own any shares of preferred stock of Alco. As of November 30, 1994, Alco employees, through Alco's Stock Participation Plan, owned approximately 8.7% of the outstanding shares of common stock of Alco.

  For the fiscal year ended September 30, 1994, all reports required to be filed by Section 16(a) of the Securities Exchange Act of 1934 to reflect changes in beneficial ownership of Alco's securities were timely filed on behalf of Alco's directors and officers. Amended Form 3 and Form 4 reports, however, were filed on behalf of Mr. Head to reflect his ownership of 1,345 shares of Alco common stock (and reinvestment of dividends thereon) through an employee benefit plan. The original Form 3 and 4 reports filed on behalf of Mr. Head did not include these shares because of an administrative error.

COMMITTEES OF THE BOARD OF DIRECTORS; MEETINGS

  There are four standing committees of the Board of Directors, including the Audit Committee and the Human Resources Committee. Between meetings of the Board of Directors, its powers may be exercised by the Executive Committee, Human Resources Committee and Investment Committee, and they, as well as the Board of Directors, sometimes act by unanimous written consent.

  The Audit Committee (Messrs. Buck, Darling, Sada, and Stratton) met four times during the fiscal year ended September 30, 1994. Its functions are to review the report of Alco's independent auditors relating to their audit of the financial statements of Alco, to review and discuss internal financial controls with both the independent auditors and internal auditors, and to direct that special studies relating to the adequacy of financial controls and accounting procedures be made from time to time as the Committee deems desirable.

  The Human Resources Committee (Mrs. Hauptfuhrer and Messrs. Buck, Hammer, Mead and Sada) met six times during the fiscal year. It is responsible for reviewing and evaluating persons who are suggested as nominees for election as members of the Board of Directors, and for making recommendations to the Board of Directors concerning such nominees. The Human Resources Committee is also responsible for setting policies regarding executive compensation and for determining the salaries and other compensation of each of the executive officers of Alco. The Committee also has all of the powers and exercises all of the duties of the Board of Directors as described in Alco's stock option, stock purchase, deferred compensation and other similar plans.

  During the fiscal year, the Board of Directors met five times. Each director attended at least 75% of the total number of the meetings of the Board of Directors and the meetings of all committees on which he or she served.

                             EXECUTIVE COMPENSATION

  Alco's executive compensation program is administered by the Human Resources Committee of the Board of Directors (the "Committee"), which has responsibility for all aspects of the compensation program for the executive officers of Alco. The Committee is comprised of five directors, none of whom is an employee of Alco and each of whom qualifies as a disinterested person for the purpose of Rule 16b-3 under the Securities Exchange Act of 1934 and an outside director for purposes of Section 162(m) of the Internal Revenue Code (the "Code").

  The primary components of Alco's executive compensation program are (a) base salaries; (b) annual cash bonus opportunities; and (c) long term incentive opportunities.

BASE SALARIES

  Base salaries for executive officers are reviewed annually and are subject to adjustment on the basis of individual, corporate, and business unit performance, as well as competitive, inflationary and internal equity considerations. Base salaries generally are fixed at or below the 50th percentile of predicted executive salaries paid by comparable companies based upon survey data compiled by Alco's compensation consultant. The companies considered to be comparable to Alco for compensation purposes include a broad cross-section of companies which are representative of industry generally.

ANNUAL BONUS

  Annual bonus payments to executive officers are awarded pursuant to the Alco Standard Corporation Annual Bonus Plan, and are based on corporate or business unit performance compared to the annual business plans established for the year. These annual bonus payments are in amounts equal to a percentage of base salary. They generally range from 0% for threshold, 30-50% for target, and 60-100% for maximum performance.

LONG TERM INCENTIVE COMPENSATION

 LTIP Awards

  The Alco Standard Corporation Long Term Incentive Compensation Plan ("LTIP") directly aligns the long-term interests of Alco's executives with those of Alco's shareholders. The LTIP motivates and rewards growth in shareholder value by granting to eligible executives stock awards which vest only if certain performance criteria are met. For corporate officers, the LTIP is based on total shareholder return (stock price appreciation and dividends) over a three-year plan period compared with the total shareholder return of the Standard & Poor's 500 Stock Index (the "S&P 500") over the same period. Awards are made at the fair market value on the last trading day immediately preceding the first day of the plan period.

  Total shareholder return is measured over successive three-year periods (with a new three-year period beginning every fiscal year) and shares of common stock, if earned pursuant to the terms of the award, will be issued at the end of each such three-year period. The number of shares issued is dependent upon achievement of performance targets and range from 0 (in the case of performance at or below threshold) to the number of shares determined by dividing a maximum of 100% of the participant's base salary at the beginning of the plan period by the share price on that date (for maximum performance). For performance between threshold and maximum, the number of shares issued pursuant to the award will be prorated on a straight-line basis. The value of the participant's award will depend on both Alco's total shareholder return relative to the S&P 500 and changes in the share price during the plan period.

 Regular Stock Options

  Stock options are granted under Alco's regular stock option plans as a reward for past performance and as motivation for future performance which maximizes shareholder value. Stock options are generally granted for ten-year terms and vest over a five-year employment period. The exercise price of these stock options is the fair market value of Alco common stock on the date of grant.

SUMMARY OF EXECUTIVE COMPENSATION

  The following table provides a summary of all compensation for the five most highly compensated officers of Alco during the fiscal years ended September 30, 1994, 1993 and 1992:

- ---------------------------------------------------------------------------------------------
                           SUMMARY COMPENSATION TABLE
- ---------------------------------------------------------------------------------------------
                                         ANNUAL COMPENSATION     LONG TERM COMPENSATION(5)
                               --------------------------------- ----------------------------
                                                                    AWARDS
                                                                 -------------
                                                          OTHER
             NAME                                        ANNUAL                  ALL OTHER
              AND                                        COMPEN-  SECURITIES      COMPEN-
           PRINCIPAL           FISCAL                    SATION   UNDERLYING       SATION
          POSITION(1)           YEAR  SALARY($) BONUS($) ($)(2)   OPTIONS(3)       ($)(4)
          -----------          ------ --------- -------- ------- -------------  ------------
  John E. Stuart                1994   700,000  700,000                250,000        177,642
   President and                1993   393,750  350,000                    500        100,533
   Chief Executive Officer      1992   315,000  315,000                 15,500         87,886
  Ray B. Mundt                  1994   820,000  820,000   2,850          1,146         44,842
   Chairman                     1993   820,000        0   2,850          1,605         31,821
                                1992   820,000  498,970   2,850          1,689         43,244
  Kurt E. Dinkelacker           1994   300,000  300,000                 50,000         74,806
   Executive Vice President     1993   168,750  150,000                      0         42,066
   and Chief Financial Officer  1992   130,400  130,400                  5,000         32,345
  Hugh G. Moulton               1994   300,000  300,000                      0         78,136
   Executive Vice President     1993   300,000        0                 20,000         34,097
                                1992   284,000  120,970                 10,000         49,429
  James E. Head                 1994   300,000  300,000                 50,000         80,954
   Vice President and           1993   167,083  177,535                      0         46,098
   Alco Office Products         1992   135,000  160,000                  5,000         39,589
   Group President

(1) During fiscal 1992 and ten months of fiscal 1993, Mr. Mundt was Chief Executive Officer of the corporation, Mr. Stuart was Group President of Alco Office Products, Mr. Dinkelacker was Executive Vice President of Alco Office Products, and Mr. Head was President of Copyrite, an Alco Office Products operating company. In August 1993, Mr. Stuart became President and Chief Executive Officer of the corporation, Mr. Dinkelacker became Executive Vice President and Chief Financial Officer of the corporation, and Mr. Head became Group President of Alco Office Products. In November 1993, Mr. Head was appointed a Vice President and executive officer of Alco.
(2) Represents directors' fees.
(3) All stock options except those granted to Mr. Mundt were granted pursuant to 1986 Stock Option Plan at an exercise price equal to fair market value of Alco common stock on date of grant. For Mr. Mundt, all options were granted in lieu of directors' fees pursuant to the 1989 Directors' Stock Option Plan, which is described under Directors' Compensation on page 25. Does not include LTIP awards granted during fiscal 1993 and fiscal 1994 pursuant to the Long Term Incentive Compensation Plan, which will only be earned if certain performance criteria are met. LTIP awards made during fiscal 1994 are included in the LTIP Awards Table on page 24.
(4) Includes the value of shares of Alco common stock purchased with matching company contributions under Alco's stock purchase plans, calculated as of the date of purchase, as follows: John E. Stuart--$176,356 (1994); $99,703
    (1993), and $87,572 (1992); Ray B. Mundt--$44,842 (1994), $31,821 (1993),
    and $43,244 (1992); Kurt E. Dinkelacker--$74,528 (1994) $41,884 (1993), and
    $32,276 (1992); Hugh G. Moulton--$69,374 (1994), $27,367 (1993), and
    $46,976 (1992); James E. Head--$80,954 (1994), $46,098 (1993) and $39,589
    (1992). The remaining amounts represent above-market interest earned on deferred compensation.
(5) There were no LTIP payouts in fiscal 1994, 1993 or 1992 to the named individuals.

OPTION GRANTS

  The following table shows option grants to the five individuals named in the Summary Compensation Table during the fiscal year ended September 30, 1994:


- --------------------------------------------------------------------------------
                       OPTION GRANTS IN LAST FISCAL YEAR
- --------------------------------------------------------------------------------

                                    % OF TOTAL
                         NUMBER      OPTIONS
                      OF SECURITIES GRANTED TO EXERCISE               GRANT
                       UNDERLYING   EMPLOYEES  OR BASE                 DATE
                         OPTIONS    IN FISCAL   PRICE   EXPIRATION   PRESENT
         NAME          GRANTED (#)   YEAR (%)   ($/SH)     DATE    VALUE ($)(2)
         ----         ------------- ---------- -------- ---------- ------------
  John E. Stuart.....    250,000      52.11     49.00    11/11/03   2,695,000
  Ray B. Mundt.......      1,146(1)     .23     42.28     2/17/14      31,962
  Kurt E.
   Dinkelacker.......     50,000      10.42     49.00    11/11/03     539,000
  Hugh G. Moulton....      --           --        --        --          --
  James E. Head......     50,000      10.42     49.00    11/11/03     539,000

(1) Represents directors' fees of $16,150 which Mr. Mundt elected to receive in the form of stock options pursuant to the 1989 Directors' Stock Option Plan (described on page 25) at an exercise price equal to 75% of the fair market value of Alco stock on the date of grant.
(2) The present value of option grants to Messrs. Stuart, Dinkelacker and Head were calculated using Black-Scholes option valuation methodology, based on the following assumptions: (a) ten-year option term; (b) becomes exercisable 20% per year from date of grant; (c) 4.71% expected risk-free rate of return; (d) 21.87% expected volatility; and (e) 1.96% expected dividend yield. The present value of the option grant to Mr. Mundt was calculated using Black-Scholes option valuation methodology, based on the following assumptions: (a) twenty-year option term; (b) fully exercisable after one year from date of grant; (c) 5.97% expected risk-free rate of return; (d) 21.00% expected volatility and (e) 1.77% expected dividend yield.

OPTION EXERCISES

  The following table shows option exercises for each of the five individuals named in the Summary Compensation Table for the fiscal year ended September 30, 1994:


- --------------------------------------------------------------------------------------------------
                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES
- --------------------------------------------------------------------------------------------------

                                                                 NUMBER OF
                                                                 SECURITIES         VALUE OF
                                                                 UNDERLYING        UNEXERCISED
                                                                UNEXERCISED       IN-THE-MONEY
                                                                 OPTIONS AT        OPTIONS AT
                                                                 FY-END (#)        FY-END ($)
                           SHARES ACQUIRED                      EXERCISABLE/      EXERCISABLE/
            NAME           ON EXERCISE (#) VALUE REALIZED ($) UNEXERCISABLE(1)  UNEXERCISABLE(1)
            ----           --------------- ------------------ ---------------- -------------------
  John E. Stuart..........       --                --          61,200/269,200  2,117,990/3,865,748
  Ray B. Mundt............     26,000           834,000          11,078/8,346    345,140/238,676
  Kurt E. Dinkelacker.....       --                --           11,350/57,000    308,621/926,460
  Hugh G. Moulton.........     10,000           268,125         23,200/28,200    520,177/985,185
  James E. Head...........       --                --           10,550/55,700    293,318/885,587

(1) Value of unexercised options equals fair market value of Alco common stock as of September 30, 1994, less exercise price, times the number of shares underlying the stock options.

LONG TERM INCENTIVE COMPENSATION PLAN

  The following table shows the number of stock awards granted to each of the named individuals under the Long Term Incentive Compensation Plan during the fiscal year ended September 30, 1994 and the number of shares of Alco common stock which will become issuable upon attainment of threshold, target and maximum performance levels:


- --------------------------------------------------------------------------------
             LONG TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR
- --------------------------------------------------------------------------------

                                         PERFORMANCE       ESTIMATED FUTURE
                           NUMBER OF      OR OTHER        PAYOUTS (SHARES OF
                         SHARES, UNITS  PERIOD UNTIL     COMMON STOCK) (#)(2)
                           OR OTHER     MATURATION OR  ------------------------
     NAME                 RIGHTS (#)       PAYOUT      THRESHOLD TARGET MAXIMUM
     ----                ------------- --------------- --------- ------ -------
  John E. Stuart........    15,909     10/1/93-9/30/96     0     7,954  15,909
  Ray B. Mundt..........       --            --           --       --     --
  Kurt E. Dinkelacker...     6,818     10/1/93-9/30/96     0     3,409   6,818
  Hugh G. Moulton.......     6,818     10/1/93-9/30/96     0     3,409   6,818
  James E. Head.........     6,818     10/1/93-9/30/96     0     3,409   6,818

(1) Represents the number of stock awards granted, which, if earned, will entitle the participant to receive shares of common stock. For a description of the LTIP, see "Executive Compensation" on pages 20 and 21 hereof.
(2) Represents the number of shares of common stock which will be received upon attainment of threshold, target and maximum performance. For performance between threshold and maximum, the number of shares which will be received will be prorated on a straight-line basis.

PENSION PLAN AND SUPPLEMENTAL RETIREMENT PLANS

  Certain executive officers of Alco (including Messrs. Stuart, Mundt, Dinkelacker, Moulton and Head) are participants in a pension plan (the "Pension Plan") for salaried employees which provides to eligible retired employees at age 65 annual pension benefits equal to the number of years of credited service multiplied by 1% of average annual compensation earned during the three consecutive years within the employee's last ten years of participation in the Pension Plan which yield the highest average. All Pension Plan costs are paid by Alco and the Pension Plan and benefits are funded on an actuarial basis. The years of credited service as of September 30, 1994 for the individuals named in the Summary Compensation Table were: John E. Stuart--8.9 years; Ray B. Mundt--
24.3 years; Kurt E. Dinkelacker--9.3 years; Hugh G. Moulton--23.9 years; and James E. Head-- 4.0 years.

  Alco also has a Supplemental Executive Retirement Plan ("SERP"). Coverage under the SERP is limited to participants in the Alco pension plan who are not commissioned sales employees and whose benefits under the pension plan are limited because of (a) restrictions imposed by the Code on the amount of benefits which may be paid from a tax-qualified plan, (b) restrictions imposed by the Code on the amount of an employee's compensation that may be taken into account in calculating benefits to be paid from a tax-qualified plan, or (c) any reductions in the amount of compensation taken into account under the pension plan because of an employee's participation in certain deferred compensation plans sponsored by Alco or one of its subsidiaries. The SERP provides for a supplement to the annual pension paid under the pension plan to participants who attain early or normal retirement under the pension plan or who suffer a total and permanent disability while employed by Alco or one of its subsidiaries and to the pre-retirement death benefits payable under the pension plan on behalf of such participants who die with a vested interest in the pension plan. The amount of the supplement will be the difference, if any, between the pension or pre-retirement death benefit paid under the pension plan and that which would otherwise have been payable but for the restrictions imposed by the Code and any reduction in the participant's compensation for purposes of the pension plan because of his participation in certain deferred compensation plans of Alco or one of its subsidiaries. The maximum amount of annual compensation upon which such supplement may be based is $500,000 per participant.

  The following table shows estimated annual retirement benefits that would be payable to participants under Alco's pension plan and, if applicable, the SERP, upon normal retirement at age 65 under various assumptions as to final average annual compensation and years of credited service and on the assumption that benefits will be paid in the form of a single life annuity. The benefits are not subject to any deduction for Social Security benefits.

                       ESTIMATED ANNUAL RETIREMENT BENEFITS
   -----------------------------------------------------------------------------
                                                  YEARS OF CREDITED SERVICE
   FINAL AVERAGE                             -----------------------------------
   COMPENSATION                                 10       20       30       35
   -------------                             -------- -------- -------- --------
   $200,000................................. $ 20,000 $ 40,000 $ 60,000 $ 70,000
    250,000.................................   25,000   50,000   75,000   87,500
    300,000.................................   30,000   60,000   90,000  105,000
    400,000.................................   40,000   80,000  120,000  140,000
    500,000 or above........................   50,000  100,000  150,000  175,000

  Covered compensation under the pension plan and SERP of Alco's five most highly compensated executive officers includes salary and bonus set forth in the Summary Compensation Table on page 22.

  Mr. Mundt will receive an additional supplement to the pension plan and SERP so that he shall receive a total annual pension benefit (including amounts paid pursuant to the pension plan and SERP) of $500,000, payable for life in the form of a joint and fifty percent survivor annuity (which will provide for an annual lifetime benefit to Mrs. Mundt of $250,000 upon Mr. Mundt's death).

DIRECTORS' COMPENSATION

  All directors are entitled to receive the following fees for service on the Board of Directors and committees thereof: fees of $22,000 per year for directors who are not employees of Alco or its subsidiaries ("independent directors"), $12,000 per year for other directors, and attendance fees of $1,000 for independent directors for each board and committee meeting attended. Committee members also receive $3,000 per committee per year and committee chairmen receive $1,000 per chairmanship per year. In addition, independent directors who serve as trustees for Alco's employee benefit plans receive $3,000 per year for services rendered to the plans, $1,000 per year for trustee chairmanship, and attendance fees of $1,000 for each trustees' meeting attended. Certain directors have elected to receive a portion of the foregoing fees (excluding attendance fees) in the form of options to purchase Alco common stock, pursuant to the terms of Alco's 1989 Directors' Stock Option Plan, which enables directors of Alco to receive all or a portion of their directors' fees in the form of options to purchase Alco common stock at exercise prices equal to 75% of the fair market value on the date such options are granted. The Directors' Plan provides for an automatic annual grant of stock options to each director who has filed with Alco an election to receive such options in lieu of all or a portion of his or her board, committee and trustee fees. The options are exercisable for twenty years (except in the case of death), but generally may not be exercised prior to the twelve-month anniversary of the date of grant.

  In addition to the above amounts, each independent director receives an annual grant of options to purchase 400 shares of Alco common stock pursuant to the 1993 Stock Option Plan for Non-Employee Directors. Options are granted at an exercise price equal to the fair market value of Alco common stock on the date of grant. Options are immediately exercisable and remain exercisable for a period of ten years from the date of grant.

  Independent directors who complete at least five full years of service as a director are entitled to receive a monthly retirement benefit after retiring from Alco's Board of Directors. Payment of such benefit begins upon the later of the director's 70th birthday or his or her separation from service on the Board of Directors. The amount of such monthly benefit is equal to one-twelfth of the annual retainer in effect for such director

(excluding committee fees, chairmanship fees, trustee fees and attendance fees) immediately preceding his or her separation from service on the Board of Directors. Payment of the monthly retirement benefit ceases upon the director's death.

                              CERTAIN TRANSACTIONS

  In August 1980, a subsidiary of Alco adopted a loan program which encourages persons designated as "partners" to purchase and retain Alco stock. It offers to make loans to partners in amounts limited to 50% of total annual compensation (including cash bonuses) with the requirement that the loan be secured by the borrower's pledge of Alco stock having a value at the time of the loan of not less than twice the amount of the loan. The loans are payable upon demand and bear interest at an annual rate of 6%. As of November 30, 1994, loans were outstanding to 29 partners in an aggregate amount of $1,311,500. From October 1, 1993 to November 30, 1994, the indebtedness of the following individuals and groups under the loan program was as follows:

- -------------------------------------------------------------------------------
                               LARGEST AMOUNT OUTSTANDING AMOUNT OUTSTANDING AT
         NAME OR GROUP              DURING PERIOD($)      NOVEMBER 30, 1994($)
- -------------------------------------------------------------------------------
  John E. Stuart..............             --                      --
  Ray B. Mundt................             --                      --
  Kurt E. Dinkelacker.........           43,000                   43,000
  Hugh G. Moulton.............          247,000                     0
  James E. Head...............             --                      --
  All current directors and
   executive officers
   as a group.................          678,000                  428,000
- -------------------------------------------------------------------------------


  Mr. Drake, who serves as Vice Chairman and a director of Alco, is a partner in the Philadelphia law firm of Montgomery, McCracken, Walker & Rhoads, which rendered legal services to Alco and its subsidiaries during the 1994 fiscal year, and is expected to continue performing legal services during fiscal 1995.

  Ray B. Mundt will resign his position as an executive officer of Alco effective December 31, 1994, but will continue to perform consulting services for Alco for a period of two years following his resignation. Mr. Mundt will receive $250,000 annually for these consulting services (and for his covenant not to compete). At Alco's option, Mr. Mundt's consulting contract may be renewed for an additional two-year period after its expiration in December 1996.

                              PLAN OF DISTRIBUTION

  Shares of common stock will be offered in connection with Alco's (or a subsidiary's) acquisition of other businesses and properties from time to time. A maximum of 2,500,000 shares of common stock may be sold pursuant to this prospectus. These shares will ordinarily represent consideration paid directly upon the acquisition of other businesses or properties. The shares may also include shares to be delivered upon the exercise or satisfaction of conversion or purchase rights which are created in connection with acquisitions or which were previously created or assumed by the companies whose businesses or properties were acquired by Alco (or a subsidiary).

                                    RESALES

  Shares offered hereby may be resold by the persons acquiring them without further registration under the Securities Act of 1933, unless the recipient is an "underwriter," as defined under such Act, with respect to the shares. Any person who is an "affiliate" of Alco, or is otherwise deemed an underwriter by reason of such person's relationship with Alco or the transaction, will be subject to certain limitations on resale for a period of two years. An "affiliate" of a company is a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the company.

  During the two-year period, such persons may sell their shares in limited amounts in ordinary brokerage transactions or, if Alco consents, in offerings registered under the Securities Act of 1933. The amount of shares which may be sold by such persons in brokerage transactions in any three-month period may not exceed the greater of (i) 1% of the Alco shares outstanding as shown by the most recent report or statement published by Alco or (ii) the average weekly trading volume in Alco shares reported on the Composite Tape during the four calendar weeks preceding the order to sell. Such sales must be made in so-called "brokers' transactions," which are ordinary sales through a broker acting as agent without special commission arrangements or selling efforts.

  Alco may require in its acquisition agreements that persons who may be deemed underwriters deliver to Alco prior to any sales within such two-year period an opinion of counsel to the effect that the proposed sales are exempt from the registration requirements of the Securities Act of 1933. Such agreements may also contain additional restrictions on resales by such persons.

  In order for such persons to resell shares offered hereby in a registered offering under the Securities Act of 1933, Alco would have to agree to amend the registration statement of which this prospectus is a part to permit such resales or to file a new registration statement which includes the shares proposed to be resold. Unless the acquisition agreement obligates Alco to do so, there is no assurance that it will agree to such amendment or registration.

                                 LEGAL OPINIONS

  Legal matters in connection with the stock offered hereby have been, or prior to issue or delivery will be, passed upon by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania.

                                    EXPERTS

  The consolidated financial statements of Alco Standard Corporation at September 30, 1994 and 1993, and for each of the three years in the period ended September 30, 1994, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Alco Standard Corporation and Subsidiaries

  The management of Alco Standard Corporation is responsible for the preparation and presentation of the financial statements and related financial information included in this prospectus. The financial statements include amounts that are based on management's best estimates and judgments. The statements have been prepared in conformity with generally accepted accounting principles consistently applied and have been audited by Ernst & Young LLP, independent auditors.

  Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. Alco Standard Corporation supports an active program of auditing to monitor the proper functioning of its systems. The reports issued by the Alco Audit Department, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of five directors who are not employees of Alco. The Audit Committee meets periodically with Ernst & Young LLP, the Alco Audit Department and management to review audit scope, timing and results.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Alco Standard Corporation

  We have audited the accompanying consolidated balance sheets of Alco Standard Corporation and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of Alco's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alco Standard Corporation and subsidiaries at September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
October 17, 1994

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                          FISCAL YEAR ENDED SEPTEMBER 30,
                                       ----------------------------------------
                                           1994          1993          1992
                                       ------------  ------------  ------------
                                        (IN THOUSANDS EXCEPT PER SHARE DATA)
REVENUES
  Net sales..........................  $  7,925,784  $  6,387,078  $  4,882,908
  Dividends, interest and other in-
   come..............................         3,537         6,332         3,292
  Finance subsidiaries (note 13).....        66,731        51,149        38,936
                                       ------------  ------------  ------------
                                          7,996,052     6,444,559     4,925,136
                                       ------------  ------------  ------------
COSTS AND EXPENSES
  Cost of goods sold.................     5,884,819     4,799,757     3,638,494
  Selling and administrative.........     1,765,483     1,378,814     1,069,602
  Interest...........................        43,802        40,189        31,680
  Finance subsidiaries interest (note
   13)...............................        27,978        23,662        19,523
  Restructuring costs (note 16)......                     175,000
                                       ------------  ------------  ------------
                                          7,722,082     6,417,422     4,759,299
                                       ------------  ------------  ------------
LOSS FROM UNCONSOLIDATED AFFILIATE
 (note 4)............................      (117,158)       (2,538)
INVESTMENT GAIN, net (note 11).......                                     6,683
                                       ------------  ------------  ------------
INCOME FROM CONTINUING OPERATIONS
 BEFORE TAXES........................       156,812        24,599       172,520
TAXES ON INCOME (note 7).............        86,203        16,984        68,303
                                       ------------  ------------  ------------
INCOME FROM CONTINUING OPERATIONS....        70,609         7,615       104,217
LOSS FROM DISCONTINUED OPERATIONS,
 net of taxes (note 2)...............                      (7,515)       (8,455)
                                       ------------  ------------  ------------
NET INCOME...........................        70,609           100        95,762
PREFERRED DIVIDENDS (note 6).........        11,572         9,571
                                       ------------  ------------  ------------
NET INCOME (LOSS) AVAILABLE TO COMMON
 SHAREHOLDERS........................  $     59,037  $     (9,471) $     95,762
                                       ============  ============  ============
EARNINGS (LOSS) PER SHARE (note 1)
  Continuing operations..............  $       1.10  $       (.04) $       2.22
  Discontinued operations............                        (.16)         (.18)
                                       ------------  ------------  ------------
                                       $       1.10  $       (.20) $       2.04
                                       ============  ============  ============


                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             SEPTEMBER 30,
                                                        -----------------------
                                                           1994        1993
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
                        ASSETS
CURRENT ASSETS
  Cash................................................. $    53,369 $    36,495
  Accounts receivable, less allowance for doubtful ac-
   counts:
   1994--$29,428; 1993--$27,528 (note 14)..............     915,495     855,666
  Inventories (note 1).................................     609,974     591,964
  Prepaid expenses and deferred taxes..................     131,638      92,600
                                                        ----------- -----------
    Total current assets...............................   1,710,476   1,576,725
                                                        ----------- -----------
INVESTMENT IN UNCONSOLIDATED AFFILIATE (note 4)........                 118,060
OTHER INVESTMENTS AND LONG-TERM RECEIVABLES............      68,472      46,813
PROPERTY AND EQUIPMENT, at cost (note 5)
  Land.................................................      29,308      23,959
  Buildings and improvements...........................     213,037     226,256
  Machinery and equipment..............................     411,377     346,686
                                                        ----------- -----------
                                                            653,722     596,901
  Less accumulated depreciation........................     299,775     260,551
                                                        ----------- -----------
                                                            353,947     336,350
                                                        ----------- -----------
OTHER ASSETS
  Excess of cost of acquired companies over equity
   (note 1)............................................     747,629     694,757
  Miscellaneous........................................      59,331      69,662
  Deferred taxes.......................................                  22,454
                                                        ----------- -----------
                                                            806,960     786,873
                                                        ----------- -----------
FINANCE SUBSIDIARIES ASSETS (note 13)..................     562,403     484,069
                                                        ----------- -----------
                                                        $ 3,502,258 $ 3,348,890
                                                        =========== ===========

                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                           SEPTEMBER 30,
                                                      ------------------------
                                                         1994         1993
                                                      -----------  -----------
                                                      (DOLLARS IN THOUSANDS)
        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.................. $    12,299  $    39,915
  Notes payable (note 5).............................      91,999      164,249
  Trade accounts payable.............................     500,166      426,971
  Accrued salaries, wages and commissions............      96,987       80,097
  Deferred revenues..................................     134,485      116,631
  Restructuring costs (note 16)......................      56,971       27,480
  Other accrued expenses.............................     164,023      164,831
                                                      -----------  -----------
    Total current liabilities........................   1,056,930    1,020,174
                                                      -----------  -----------
LONG-TERM DEBT (note 5)..............................     340,771      590,154
DEFERRED TAXES AND OTHER LIABILITIES
  Deferred taxes.....................................      32,192
  Restructuring costs (note 16)......................      50,000      142,459
  Workers' compensation and other....................     156,511      113,069
                                                      -----------  -----------
                                                          238,703      255,528
                                                      -----------  -----------
FINANCE SUBSIDIARIES LIABILITIES (note 13)...........     498,710      437,418
REDEEMABLE PREFERRED STOCK OF SUBSIDIARY (note 5)....                   25,000
SHAREHOLDERS' EQUITY (note 6)
  Series AA convertible preferred stock, no par val-
   ue:
   4,025,000 depositary shares issued and outstand-
    ing..............................................     199,912      197,900
  Common stock, no par value: authorized 75,000,000
   shares; issued
   1994--54,522,000 shares; 1993--48,772,000 shares..     551,215      259,031
  Retained earnings..................................     642,634      651,373
  Foreign currency translation adjustment............     (22,550)     (23,640)
  Cost of common shares in treasury: 1994--74,000
   shares;
   1993--1,808,000 shares............................      (4,067)     (64,048)
                                                      -----------  -----------
                                                        1,367,144    1,020,616
                                                      -----------  -----------
                                                      $ 3,502,258  $ 3,348,890
                                                      ===========  ===========

                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                   FISCAL YEAR ENDED SEPTEMBER 30
                          -----------------------------------------------------
                               1994              1993               1992
                          ----------------  ----------------  -----------------
                          SHARES  AMOUNTS   SHARES  AMOUNTS   SHARES   AMOUNTS
                          ------  --------  ------  --------  ------  ---------
                                (IN THOUSANDS EXCEPT PER SHARE DATA)
SERIES AA CONVERTIBLE
 PREFERRED STOCK
  Balance, beginning of
   year.................   4,025  $197,900
  Issued in public of-
   fering...............                     4,025  $196,335
  Dividend accretion....             2,012             1,565
                          ------  --------  ------  --------
Balance, end of year....   4,025  $199,912   4,025  $197,900
                          ======  ========  ======  ========
COMMON STOCK
  Balance, beginning of
   year.................  48,772  $259,031  48,772  $257,069  48,772  $ 249,870
  Issued in public of-
   fering...............   5,750   293,500
  Mergers...............            (4,104)                               5,854
  Tax benefit relating
   to stock plans.......             2,788             1,962              1,345
                          ------  --------  ------  --------  ------  ---------
Balance, end of year....  54,522  $551,215  48,772  $259,031  48,772  $ 257,069
                          ======  ========  ======  ========  ======  =========
RETAINED EARNINGS
  Balance, beginning of
   year.................          $651,373          $699,015          $ 687,892
  Net income............            70,609               100             95,762
  Cash dividends de-
   clared:
    Preferred stock, per
     share: 1994--
     $2.875; 1993--
     $2.236.............           (11,572)           (9,571)
    Common stock, per
     share: 1994--$1.00;
     1993--$.96; 1992--
     $.92...............           (52,222)          (44,858)           (41,520)
    Pooled companies,
     prior to merger....            (2,408)                              (3,907)
  Credits (charges) from
   issuance of treasury
   shares and other.....           (13,146)            6,687            (39,212)
                                  --------          --------          ---------
Balance, end of year....          $642,634          $651,373          $ 699,015
                                  ========          ========          =========
FOREIGN CURRENCY
 TRANSLATION ADJUSTMENT
  Balance, beginning of
   year.................          $(23,640)         $ (6,622)         $   2,039
  Translation adjust-
   ment.................            (1,347)          (17,018)            (8,661)
  Sale of investment in
   unconsolidated
   affiliate............             2,437
                                  --------          --------          ---------
Balance, end of year....          $(22,550)         $(23,640)         $  (6,622)
                                  ========          ========          =========
COST OF COMMON SHARES IN
 TREASURY
  Balance, beginning of
   year.................   1,808  $(64,048)  2,823  $(89,099)  4,134  $(118,606)
  Purchases.............     887   (47,733)    756   (32,389)  1,569    (57,200)
  Reissued for
    Exercise of options.    (454)   18,027    (405)   13,063    (297)     8,814
    Sales to employee
     stock plans........  (1,172)   47,799  (1,250)   40,564  (1,114)    33,127
    Mergers, acquisi-
     tions and other....    (995)   41,888    (116)    3,813  (1,469)    44,766
                          ------  --------  ------  --------  ------  ---------
Balance, end of year....      74  $ (4,067)  1,808  $(64,048)  2,823  $ (89,099)
                          ======  ========  ======  ========  ======  =========

                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                FISCAL YEAR ENDED SEPTEMBER
                                                            30
                                               -------------------------------
                                                 1994       1993       1992
                                               ---------  ---------  ---------
                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income...................................  $  70,609  $     100  $  95,762
Additions (deductions) to reconcile net
 income to net cash provided by operating
 activities
  Depreciation...............................     70,037     57,272     47,510
  Amortization...............................     26,791     22,137     16,628
  Provision for losses on accounts
   receivable................................     19,668     19,702     14,636
  Provision (benefit) for deferred income
   taxes.....................................     22,487    (55,042)    10,243
  Change in deferred liabilities.............      2,816     15,232      1,198
  Restructuring costs........................    (46,588)   169,939
  Loss (gain) on sale of
    Investment in unconsolidated affiliate...    115,265
    Alco Diversified Services................                 9,841     15,294
    Alco Food Systems........................                           (5,669)
    Other investments........................                           (6,683)
  Changes in operating assets and liabilities
    Decrease (increase) in
      Accounts receivable....................    (74,369)   (72,064)   (48,870)
      Inventories............................      3,154    (52,877)   (28,954)
      Prepaid expenses.......................    (17,873)    (5,083)    (3,225)
    Increase (decrease) in accounts payable,
     deferred revenues, and accrued expenses.     79,855    (52,563)    44,254
  Miscellaneous..............................        364    (13,267)   (10,880)
                                               ---------  ---------  ---------
Net cash provided............................    272,216     43,327    141,244
                                               ---------  ---------  ---------
INVESTING ACTIVITIES
Proceeds from sale (net of cash retained) of
  Investment in unconsolidated affiliate.....      8,226
  Alco Diversified Services..................                69,836
  Alco Food Systems..........................                            7,756
  Other investments..........................                           15,881
Cost of companies acquired, net of cash
 acquired....................................    (46,705)  (439,447)  (330,635)
Proceeds from sale of property and equipment.     24,833     21,769      8,123
Expenditures for property and equipment......   (107,969)   (83,789)   (58,076)
Payments received on long-term receivables...      9,251      5,369      2,740
Purchases of miscellaneous assets............     (7,973)   (10,702)   (26,339)
Finance subsidiaries receivables--Additions..   (408,412)  (278,503)  (228,951)
Finance subsidiaries receivables--
 Collections.................................    210,969    166,274    126,493
                                               ---------  ---------  ---------
Net cash used................................   (317,780)  (549,193)  (483,008)
                                               ---------  ---------  ---------
FINANCING ACTIVITIES
Proceeds from
  Issuance of long-term debt.................     20,835    319,338    191,898
  Issuance of common stock, net..............    293,500
  Issuance of Series AA convertible preferred
   stock, net................................               196,335
  Option exercises and sale of treasury
   shares....................................     69,914     62,284     47,096
  Sale of finance subsidiaries lease
   receivables...............................    125,000
  Life insurance borrowings..................     31,055
Issuance (repayment) of short-term
 borrowings, net.............................    (68,278)   163,563
Proceeds (repayments) of accounts receivable
 sold........................................     14,985     (3,440)    52,124
Long-term debt repayments....................   (369,238)  (241,827)   (26,148)
Finance subsidiaries debt--Issuance..........    248,098    228,307    127,843
Finance subsidiaries debt--Repayments........   (196,308)  (124,201)   (48,000)
Dividends paid...............................    (59,392)   (49,995)   (41,582)
Purchase of treasury shares..................    (47,733)   (32,389)   (57,200)
                                               ---------  ---------  ---------
Net cash provided............................     62,438    517,975    246,031
                                               ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH..............     16,874     12,109    (95,733)
CASH AT BEGINNING OF YEAR....................     36,495     24,386    120,119
                                               ---------  ---------  ---------
CASH AT END OF YEAR..........................  $  53,369  $  36,495  $  24,386
                                               =========  =========  =========

                See notes to consolidated financial statements.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION

  All wholly-owned subsidiaries are consolidated and intercompany transactions have been eliminated. The investment in unconsolidated affiliate at September 30, 1993 represented a 49.9% ownership interest in IMM Office Systems GmbH (IMMOS) which was accounted for by the equity method. Alco sold its investment in IMMOS in fiscal 1994 (note 4).

REVENUE RECOGNITION

  Revenues are recorded at the time of shipment of products or performance of services. Revenues from service contracts are recognized in earnings over the term of the contract. The present values of payments due under sales-type lease contracts are recorded as revenues and cost of goods sold is charged with the book value of the equipment at the time of shipment. Future interest income is deferred and recognized over the related lease term.

INVENTORIES

  Inventories are stated at the lower of cost or market and consist of finished goods available for sale. Alco uses the LIFO method of determining cost for approximately 60% of its inventories and the FIFO method for the balance. If the FIFO method of accounting had been used for all inventories, these balances would have been $36,877,000 higher at September 30, 1994 and $38,630,000 higher at September 30, 1993.

EXCESS OF COST OF ACQUIRED COMPANIES OVER EQUITY

  Substantially all of the excess of cost of acquired companies over equity is amortized over 40 years by the straight-line method. The recoverability of the asset is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, Alco will measure impairment on the basis of undiscounted expected future cash flows from operations before interest.

DEPRECIATION

  Properties and equipment are depreciated over their useful lives by the straight-line method.

EARNINGS PER SHARE

  Earnings per share are based on 53,729,000 weighted average shares in 1994, 47,396,000 shares in 1993 and 46,876,000 shares in 1992, and include the dilutive effect of common stock equivalents, principally stock options.

FOREIGN CURRENCY TRANSLATION

  All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of shareholders' equity.

ACCOUNTING CHANGES

  During fiscal 1994, Alco changed its methods of accounting for income taxes and retiree healthcare benefits. The cumulative effect of adopting each of these required new accounting methods was immaterial.

RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to conform with the current year presentation.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

2. DISCONTINUED OPERATIONS

  In September 1992, Alco decided to sell Alco Diversified Services (ADS). Accordingly, ADS results for fiscal years 1993 and 1992 are reported in the accompanying Statements of Income as discontinued operations. In fiscal 1992, Alco provided for an anticipated loss on the sale of ADS of $15,294,000. In July 1993, Alco completed the sale of ADS assets of approximately $102,000,000 to an investor group for $84,000,000 in cash and notes. Alco recorded an additional loss of $9,841,000, net of a LIFO layer liquidation of $3,572,000, in fiscal 1993 in connection with this sale.

  The 1993 tax benefit for ADS in the table below is comprised of $1,449,000 relating to ADS operations and $4,966,000 relating to the loss on the sale of ADS. The 1992 tax expense for ADS relates to its operating income. No tax benefits were recorded for the loss on disposal anticipated at September 30, 1992, since it consisted principally of the write-off of nondeductible cost in excess of net assets of acquired businesses.

  In fiscal 1990, Alco decided to sell Alco Food Systems (AFS) and began presenting AFS as discontinued operations at that time. During fiscal 1991, Alco sold six AFS businesses for $201,000,000 in cash and notes. Assets of the companies sold were $155,599,000. The remaining two AFS businesses with assets of $16,764,000 were sold in fiscal 1992 for cash, notes and preferred stock of $20,714,000.

  The results of discontinued operations are:

                                                            FISCAL YEAR ENDED
                                                              SEPTEMBER 30
                                                            ------------------
                                                              1993      1992
                                                            --------  --------
                                                             (IN THOUSANDS)
   Revenues
     Alco Diversified Services............................. $153,063  $222,764
     Alco Food Systems.....................................             18,233
                                                            --------  --------
                                                            $153,063  $240,997
                                                            ========  ========
   Income (loss) before taxes
     Alco Diversified Services
       Operating........................................... $ (3,946) $ 10,158
       Loss on disposal....................................   (9,841)  (15,294)
     Alco Food Systems
       Operating...........................................             (5,281)
       Gain on disposals...................................              5,669
     Other.................................................               (477)
                                                            --------  --------
                                                             (13,787)   (5,225)
                                                            --------  --------
   Tax expense (benefit)
     Alco Diversified Services.............................   (6,415)    3,239
     Alco Food Systems.....................................                153
     Other.................................................      143      (162)
                                                            --------  --------
                                                              (6,272)    3,230
                                                            --------  --------
   Net income (loss)
     Alco Diversified Services.............................   (7,372)   (8,375)
     Alco Food Systems.....................................                235
     Other.................................................     (143)     (315)
                                                            --------  --------
                                                            $ (7,515) $ (8,455)
                                                            ========  ========

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

3. ACQUISITIONS

  In fiscal 1994, Alco issued 698,675 common shares from treasury for three acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. Also during fiscal 1994, 47 other acquisitions were made for an aggregate purchase price of $62,009,000 in cash, notes and stock. Total assets related to these 47 acquisitions were $111,099,000 including excess of cost over equity of $55,165,000. An additional $4,900,000 was paid and capitalized in fiscal 1994 relating to prior years' acquisitions.

  In June 1993, Alco acquired over 90% of the outstanding shares of Erskine House Group PLC (Erskine), a United States and European distributor of office products, and the remaining outstanding shares were acquired during the fourth quarter of fiscal 1993. The purchase price was approximately $103,000,000, plus the assumption of approximately $101,000,000 of debt and redeemable preferred stock. Total assets acquired were $278,975,000, which includes excess of cost over acquired equity of $180,408,000.

  In July 1993, Alco acquired the paper distribution businesses of Butler Paper Company for a purchase price of $140,000,000. Total assets acquired were $277,843,000 and excess of acquired equity over cost of approximately $37,157,000 was allocated to fixed assets.

  During fiscal 1993, 21 other acquisitions were made for an aggregate purchase price of $50,606,000 in cash and stock. Total assets acquired were $68,878,000 including excess of cost over equity of $30,645,000. An additional $30,236,000 was paid and capitalized in 1993 relating to prior years' acquisitions.

  During fiscal 1992, Alco issued 1,416,311 common shares from treasury for two acquisitions accounted for as poolings-of-interests and their results of operations were included from the beginning of the fiscal year. In September 1992, Alco purchased the Paper Distribution Group of Abitibi-Price (Abitibi) for $309,246,000 in cash. Total assets acquired were $322,700,000 including excess of cost over acquired equity of $163,246,000.

  Alco made eight other acquisitions in fiscal 1992 for $40,839,000 in cash, and costs relating to prior years' acquisitions of $4,768,000 were paid and capitalized. Total assets related to fiscal 1992 acquisitions, excluding Abitibi, were $79,595,000 including excess of cost over acquired equity of $17,948,000.

  All acquisitions, unless otherwise noted, are included from their dates of acquisition.

  Had the purchase acquisitions been made at the beginning of the year prior to their acquisition and the poolings been made on October 1, 1991, pro forma results from continuing operations would have been:

                                              FISCAL YEAR ENDED SEPTEMBER 30
                                          --------------------------------------
                                              1994         1993         1992
                                          ------------ ------------ ------------
                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
   Revenues.............................. $  8,111,204 $  7,735,647 $  7,217,085
   Income from continuing operations.....       77,560       24,277      117,054
   Earnings per share....................         1.20          .23         1.98

  The pro forma results assume that $201,250,000 of the purchase price of 1993 and 1992 acquisitions was funded by the proceeds from issuance of the Series AA convertible preferred stock, while $293,500,000 of the total purchase price of 1994 and 1993 acquisitions was funded by the proceeds from issuance of common stock in December 1993.

  Pro forma earnings per share for fiscal 1993 are diluted by a $4,647,000 write-off of Advance Corporation Tax related to Erskine.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

4. INVESTMENT IN UNCONSOLIDATED AFFILIATE

  In October 1992, Alco purchased a 49.9% interest in IMM Office Systems GmbH, a European distributor of office products, for $122,500,000 in cash, which included excess of cost over equity of $107,478,000. In September 1994, Alco completed the sale of this investment for cash plus a passive interest in any subsequent sale of IMMOS for five years. Alco retains no ongoing liability in the joint venture and the parties exchanged complete mutual releases for past actions. In addition, Alco was relieved of the covenant not to compete in Europe contained in the joint venture agreement, although the parties will not compete with each other for a period expiring on December 31, 1995. As part of the transaction, Alco acquired profitable operations in Denmark and France and retained limited operations in Germany. Alco recognized a loss on the sale of its investment in IMMOS in the quarter ended June 30, 1994, recording a pretax loss of $115,300,000 ($95,100,000, net of tax) equating to a loss per share of $1.75 in the quarter ended June 30, 1994 and $1.77 for the fiscal year ended September 30, 1994. This loss represents the write-off of Alco's investment in IMMOS, plus certain transactional costs less the cash proceeds from the sale together with related tax benefits. In addition, Alco recorded losses totaling $1,900,000 which represent Alco's share of IMMOS operating losses for the first half of the fiscal year.

5. NOTES PAYABLE AND LONG-TERM DEBT

  Notes payable consisted of:

                                                                 SEPTEMBER 30
                                                               ----------------
                                                                1994     1993
                                                               ------- --------
                                                                (IN THOUSANDS)
   Notes payable to banks at average interest rate:
     1994--5.5%; 1993--3.9%................................... $91,419 $ 73,563
   Commercial paper at interest rate of 3.2%..................           90,000
   Other notes payable at average interest rate:
     1994--7.1%; 1993--6.9%...................................     580      686
                                                               ------- --------
                                                               $91,999 $164,249
                                                               ======= ========

  Long-term debt consisted of:

                                                                SEPTEMBER 30
                                                              -----------------
                                                                1994     1993
                                                              -------- --------
                                                               (IN THOUSANDS)
   Notes payable at average interest rate of 3.9%...........           $300,000
   Bond issue at interest rate of 8 7/8% due 2001...........  $150,000  150,000
   Private placement debt at average interest rate:
     1994--8.2%; 1993--8.1%; due 1996-1998..................    70,000  100,000
   Notes payable to insurance company at average interest
    rate:
     1994--9.7%; 1993--10.7%; due 1997-2005.................    60,000   35,000
   Industrial revenue bonds at average interest rate:
     1994--8.4%; 1993--8.0%; due 1994-2001..................    10,537   11,787
   Sundry notes, bonds and mortgages at average interest
    rate:
     1994--7.5%; 1993--7.3%; due 1994-2005..................    38,341    6,850
   Present value of capital lease obligations (gross amount:
     1994--$40,928; 1993--$45,784)..........................    24,192   26,432
                                                              -------- --------
                                                               353,070  630,069
   Less current maturities..................................    12,299   39,915
                                                              -------- --------
   Long-term debt...........................................  $340,771 $590,154
                                                              ======== ========

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

  Long-term debt matures in fiscal years: 1995--$12,299,000; 1996--$16,599,000;
1997--$26,119,000; 1998--$5,227,000; 1999--$54,481,000; 2000-2005--
$238,345,000.

  On June 8, 1993, Alco entered into a revolving credit agreement with four banks allowing Alco to borrow up to $100,000,000 or the Pounds Sterling equivalent. This credit agreement carries a facility fee of 3/16% per annum and expires in October 1995. Loans under this agreement may be made under a selection of rate formulas including prime, Eurodollar or Eurosterling rates.

  Alco amended its April 21, 1993 credit agreement with four banks in April 1994, allowing Alco to borrow up to $200,000,000 or the Canadian dollar equivalent. A facility fee of 1/10% per annum is charged for the $100,000,000 portion of the commitment expiring in April 1995, and 3/20% per annum is charged for the $100,000,000 portion expiring in April 1996. Loans under the agreement may be made under a selection of rate formulas including prime, the Eurodollar rate in the United States or Canada, or the Canadian Bankers Acceptance rate.

  On October 15, 1992, Alco entered into a credit agreement with six banks to borrow up to DM180,000,000, or the U.S. dollar equivalent ($116,000,000). A facility fee of 1/8% per annum is charged for this commitment, which expires on January 11, 1995 per an amendment executed in January 1994. Loans under this agreement may be made under a selection of prime, DM Eurocurrency or Eurodollar rate formulas.

  On December 18, 1991, Alco entered into a credit agreement with 15 banks to borrow up to $200,000,000. The agreement, which was amended in December 1993, has two parts: half is subject to termination on December 18, 1996; the other half is available for 364 days subject to annual renewal for successive 364-day periods. Annual fees of 3/16% on the three-year portion and 1/8% on the 364-day portion are charged for these commitments. The agreement provides that loans may be made under either domestic or Eurodollar notes at rates computed under various formulas selected by Alco from among the domestic certificates of deposit rate, prime rate or Eurodollar rate.

  At September 30, 1994, $91,419,000 was outstanding under the combined lines of credit and $524,581,000 was unused and available. In December 1994, Alco intends to replace three of the above lines of credit with one $500,000,000 multi-currency facility with more favorable terms and to reduce the commitment under the April 21, 1993 agreement to $100,000,000.

  On May 13, 1994, Alco entered into an agreement to amend the terms of $35,000,000 of 10.7% notes payable to an insurance company and replaced $25,000,000 of 9.14% redeemable preferred stock of a subsidiary. The notes and redeemable preferred stock were assumed in connection with the acquisition of Erskine in fiscal 1993. Under the terms of the new agreement, Alco issued $35,000,000 of 10.51% senior notes which are due in equal annual installments beginning on April 24, 1997 through April 24, 2001 and $25,000,000 of 8.61% senior notes which are due in equal annual installments beginning on April 1, 2000 through April 1, 2005.

  Alco is in compliance with all covenants, including financial, for all loan agreements. The industrial revenue bonds, capital lease obligations and mortgages are secured by property and equipment that had a net book value of $53,671,000 at September 30, 1994.

  Interest paid approximated the amounts of interest expense in the Consolidated Statements of Income for fiscal years 1994, 1993 and 1992.

6. SHAREHOLDERS' EQUITY

  In December 1993, Alco issued 5,750,000 shares of common stock in a public offering. The net proceeds from the offering of $293,500,000 were used for repayment of debt. Income and earnings per share from continuing operations for fiscal year 1993 would have been $13,288,000 and $.07, respectively, if the offering

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES had occurred on October 1, 1992. Income from continuing operations for fiscal 1994 would have been $71,896,000 and earnings per share would have been unchanged if the offering had occurred on October 1, 1993.

  On December 22, 1992, Alco sold 4,025,000 depositary shares, each representing 1/100th of a share of Series AA convertible preferred stock at $50.00 per depositary share totaling $201,250,000, and used the net proceeds to reduce debt. Dividends are cumulative at $2.375 per year per depositary share through January 2, 1996 and $3.25 per depositary share per year thereafter. The dividend is accrued on a straight-line basis ($2.875 per depositary share) and accretion for the difference between the accrued and cash dividend amounting to $3,577,000 at September 30, 1994 has been credited to Series AA convertible preferred stock. This series of preferred stock has one vote per share (equivalent to 1/100 vote per depositary share) and is convertible at a rate of
1.1201 shares of Alco's common stock per depositary share at any time. The Series AA convertible preferred stock, unless previously converted into common stock, is redeemable by issuance of common stock at Alco's option at the rate of 1.1201 shares of common stock per depositary share (with certain limitations) on or after January 9, 1996 through January 9, 2000. On or after January 9, 2000, this series of preferred stock is redeemable at Alco's option at $50.00 per depositary share. Upon liquidation, the Series AA convertible preferred stock has preference equivalent to $50.00 per depositary share plus an amount equal to accrued and unpaid dividends. At September 30, 1994, 4,508,403 shares of common stock were reserved for conversion of the Series AA convertible preferred stock.

  Employee stock options are granted at the market price at dates of grant and expire in ten years. The proceeds of options exercised are credited to shareholders' equity. There are no charges or credits to income in connection with these options. A 1989 plan for Alco's directors enables participants to receive their annual directors' fees in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.

  Changes in common shares under option were:

                              DIRECTORS                    EMPLOYEES
                      --------------------------- -----------------------------
                      SHARES   OPTION PRICE RANGE  SHARES    OPTION PRICE RANGE
                      -------  ------------------ ---------  ------------------
September 30, 1991...  70,450   $19.55 to $26.34  2,162,325   $ 9.13 to $35.63
Granted..............  18,624              28.69    432,250    31.50 to  38.25
Exercised............  (2,391)   19.55 to  26.34   (294,908)    9.13 to  35.63
Cancelled............                               (44,070)    9.38 to  38.25
                      -------   ----------------  ---------   ----------------
September 30, 1992...  86,683    19.55 to  28.69  2,255,597    16.13 to  38.25
Granted..............  24,669    30.19 to  40.25    567,817    35.25 to  40.25
Exercised............ (17,224)   19.55 to  26.34   (387,916)   16.13 to  38.25
Cancelled............                              (211,717)   22.88 to  40.25
                      -------   ----------------  ---------   ----------------
September 30, 1993...  94,128    19.55 to  40.25  2,223,781    16.13 to  40.25
Granted..............  17,416    42.28 to  56.38    462,335    49.00 to  62.00
Exercised............ (21,315)   19.55 to  40.25   (432,741)   16.13 to  40.25
Cancelled............    (760)             30.19    (10,551)   16.13 to  57.63
                      -------   ----------------  ---------   ----------------
September 30, 1994...  89,469    19.55 to  56.38  2,242,824    18.19 to  62.00
                      =======   ================  =========   ================

  At September 30, 1994, options to purchase 1,171,573 shares were exercisable (1994: employees--1,099,520, directors--72,053; 1993: employees--1,070,710, directors--69,459) and 648,632 shares were available for grant (1994: employees--183,767, directors--464,865; 1993: employees--782,051, directors--
481,521). At September 30, 1994, 6,782,962 shares of common stock were reserved for sale to employee stock plans.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

  Alco has issued options pursuant to Alco's 1986 Stock Option Plan to purchase common stock in accordance with Alco's Long-Term Incentive Compensation Plan. The options become exercisable only to the extent that credits are issued pursuant to the plan and the award of credits is conditional upon achieving predetermined performance objectives during three-year intervals. The value of these awards is charged to expense over the related plan period. In fiscal 1994, Alco issued options to purchase 150,575 shares of common stock relating to the three-year performance period ending September 30, 1996. Options to purchase 107,814 shares of common stock were issued in fiscal 1993, of which 4,575 were cancelled in fiscal 1994, leaving 103,239 options to cover the performance period ending September 30, 1995.

  One preferred share purchase right (Right) exists for each outstanding share of common stock (the Shares). The Rights become exercisable ten days after the earlier of a public announcement by another entity that it has acquired beneficial ownership of 20% or more of the Shares or a public announcement of another entity's intention to commence a tender offer to acquire beneficial ownership of 30% or more of the Shares.

  When the Rights become exercisable, each Right will entitle a holder to purchase 1/100th of a share of Series 12 preferred stock for an exercise price of $75. If Alco consolidates or merges with another entity, or sells assets that aggregate 50% of its consolidated assets or generates more than 50% of its consolidated operating income or cash flow, then each Right holder will have the right to purchase, for the exercise price, a number of shares of the other entity having a then-current market value equal to twice the exercise price.

  If another entity owning 20% or more of the Shares (a) engages in certain transactions with Alco, or (b) causes Alco to forgo or reduce quarterly dividends or take an action that would result in a more than 2% increase in the other entity's proportionate share of the outstanding shares; or if another entity becomes the beneficial owner of 30% or more of the outstanding shares; then each Right holder (other than the other entity) will have the right to purchase, for the exercise price, a number of shares of Alco having a then-current market value equal to twice the exercise price.

  The Rights are redeemable by Alco prior to becoming exercisable at $.05 per Right and expire on February 10, 1998.

7. TAXES ON INCOME--CONTINUING OPERATIONS

  Effective October 1, 1993, Alco adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 permitted Alco to recognize the benefit of certain deferred tax assets that could not be recognized under the previous standard, SFAS No. 96, which Alco adopted in fiscal 1988. The cumulative effect of adopting SFAS No. 109 as of October 1, 1993 was to increase net income by $1,421,000 or $.03 per share. As permitted under SFAS No. 109, prior years' financial statements have not been restated.

  Provision for income taxes:

                                       FISCAL YEAR ENDED SEPTEMBER 30
                             ----------------------------------------------------
                                   1994              1993              1992
                             ----------------  ----------------  ----------------
                             CURRENT DEFERRED  CURRENT DEFERRED  CURRENT DEFERRED
                             ------- --------  ------- --------  ------- --------
                                               (IN THOUSANDS)
Federal..................... $46,349 $29,421   $57,200 $(48,149) $45,872 $10,503
Foreign.....................  11,862  (7,855)    6,602     (948)   5,239
State.......................   5,505     921     3,706   (1,427)   6,254     435
                             ------- -------   ------- --------  ------- -------
Taxes on income............. $63,716 $22,487   $67,508 $(50,524) $57,365 $10,938
                             ======= =======   ======= ========  ======= =======

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

  Deferred taxes resulting from temporary differences between financial and tax accounting, which have not been restated for SFAS No. 109:

                                                           FISCAL YEAR ENDED
                                                              SEPTEMBER 30
                                                           -------------------
                                                             1993       1992
                                                           ---------  --------
                                                             (IN THOUSANDS)
   Depreciation........................................... $   4,741  $ (1,658)
   Lease income recognition...............................    11,993    13,648
   Nondeductible reserves.................................   (67,115)   (5,568)
   Other..................................................      (143)    4,516
                                                           ---------  --------
   Deferred taxes......................................... $ (50,524) $ 10,938
                                                           =========  ========

  The components of deferred income tax assets and liabilities as of September 30, 1994, including finance subsidiaries, were as follows (in thousands):

   Deferred tax assets:
     Nondeductible reserves........................................... $143,579
     Net operating loss carryforwards.................................   34,932
     Other--net.......................................................   10,454
                                                                       --------
       Total deferred tax assets......................................  188,965
     Valuation allowance..............................................  (50,592)
                                                                       --------
       Total deferred tax assets......................................  138,373
                                                                       --------
   Deferred tax liabilities:
     Depreciation.....................................................   42,778
     Lease income recognition.........................................   82,837
                                                                       --------
       Total deferred tax liabilities.................................  125,615
                                                                       --------
   Net deferred tax assets............................................ $ 12,758
                                                                       ========

  The net operating loss deferred tax asset consists primarily of foreign carryforwards of $59,371,000 principally expiring in years 1996 through 2000. The valuation allowance increased by $11,124,000 during fiscal 1994 primarily due to the effects of the IMMOS sale.

  Components of the effective income tax rate:

                                                            FISCAL YEAR ENDED
                                                              SEPTEMBER 30
                                                            -------------------
                                                            1994   1993   1992
                                                            -----  -----  -----
   Federal.................................................  35.0%  34.8%  34.0%
   State...................................................   2.3    6.1    2.6
   Goodwill................................................   3.5   16.1    2.0
   Foreign.................................................   1.0    8.2    1.2
   Effect of sale of IMMOS.................................  12.9
   Other...................................................    .3    3.8    (.2)
                                                            -----  -----  -----
   Effective income tax rate...............................  55.0%  69.0%  39.6%
                                                            =====  =====  =====

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

  The effective tax rate for the fiscal year ended September 30, 1994, excluding the effects of the loss on the sale of the investment in IMMOS, is 39.1%. The effective tax rate for the fiscal year ended September 30, 1993, excluding the effects of the restructuring costs, is 39.6%.

  Net income tax payments for all operations amounted to $62,270,000 in 1994, $77,487,000 in 1993 and $57,861,000 in 1992.

  Undistributed earnings of Alco's foreign subsidiaries were approximately $28,040,000 at September 30, 1994. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

8. PENSION AND STOCK PURCHASE PLANS

  Alco sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and compensation. Alco funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to multiemployer and defined contribution pension plans ($6,880,000 in 1994, $5,134,000 in 1993 and $2,642,000 in 1992), charged to continuing operations amounted to $18,283,000 for 1994, $12,684,000 for 1993 and $7,116,000 for 1992.

  The components of net periodic pension cost for the company-sponsored defined benefit pension plans are:

                                             FISCAL YEAR ENDED SEPTEMBER 30
                                            ----------------------------------
                                               1994        1993        1992
                                            ----------  ----------  ----------
                                                     (IN THOUSANDS)
Service cost............................... $   16,991  $   11,123  $    8,131
Interest cost on projected benefit obliga-
 tion......................................     18,507      13,416      11,644
Actual return on plan assets...............    (11,020)    (34,238)    (22,732)
Net amortization and deferral..............    (13,075)     17,249       6,520
                                            ----------  ----------  ----------
Net pension cost........................... $   11,403  $    7,550  $    3,563
                                            ==========  ==========  ==========

  Assumptions used in accounting for the company-sponsored defined benefit pension plans were:

                                                             1994   1993   1992
                                                            ------ ------ ------
Weighted average discount rates............................  7.75%  7.25%  7.75%
Rates of increase in compensation levels...................  6.25%  5.75%  6.25%
Expected long-term rate of return on assets................ 10.00% 10.00% 10.00%

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

  The funded status and amounts recognized in the Consolidated Balance Sheets for the company-sponsored defined benefit pension plans are:

                                                              SEPTEMBER 30
                                                            ------------------
                                                              1994      1993
                                                            --------  --------
                                                             (IN THOUSANDS)
Actuarial present value of benefit obligations
  Vested................................................... $237,874  $216,926
                                                            ========  ========
  Accumulated.............................................. $241,069  $224,431
                                                            ========  ========
  Projected................................................ $277,500  $258,136
Plan assets at fair value..................................  256,610   254,083
                                                            --------  --------
Plan assets less than projected benefits...................  (20,890)   (4,053)
Items not yet recognized
  Net gain.................................................   (3,873)   (7,445)
  Prior service cost.......................................   11,657     7,737
  Net asset existing at transition date....................  (16,397)  (18,260)
Adjustment required to recognize minimum liability.........   (8,385)   (4,902)
                                                            --------  --------
Net pension liability...................................... $(37,888) $(26,923)
                                                            ========  ========

  Substantially all of the plan assets at September 30, 1994 are invested in listed stocks, bonds and government securities including common stock of Alco of $49,700,000.

  During fiscal 1994, Alco increased its net pension liability by $5,949,000 due to early retirement benefits granted to 338 employees in connection with the Unisource restructuring program (note 16).

  The majority of Alco's employees are also eligible to participate in Alco's Stock Participation Plan. They may invest 2% to 6% of regular compensation before taxes. Alco contributes an amount equal to two-thirds of the employees' investments and all amounts are invested in Alco's common shares. Employees fully vest in Alco's contributions upon the completion of five years of service. There is a similar plan for eligible management employees. The cost of these plans charged to continuing operations amounted to $23,484,000 in 1994, $16,174,000 in 1993 and $12,797,000 in 1992.

9. SEGMENT REPORTING

  A description of each of Alco's industry segments appears elsewhere in this prospectus. Dollar amounts for revenues, income before taxes, assets, capital expenditures, and depreciation and amortization for each segment for 1994, 1993 and 1992 are reported on page 50.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

  Revenues, income before taxes and identifiable assets by geographic area from continuing operations for the fiscal years ended September 30 are as follows:

                                                  1994       1993       1992
                                                --------   --------   --------
                                                      (IN MILLIONS)
REVENUES
  Domestic..................................... $7,153.8   $5,649.8   $4,758.3
  Foreign......................................    843.1      799.9      168.8
                                                --------   --------   --------
  Operating....................................  7,996.9    6,449.7    4,927.1
  Eliminations and nonallocated................      (.9)      (5.1)      (2.0)
                                                --------   --------   --------
    Total...................................... $7,996.0   $6,444.6   $4,925.1
                                                ========   ========   ========
INCOME BEFORE TAXES
  Domestic..................................... $  332.6   $   73.5   $  211.9
  Foreign......................................     29.1       27.3       13.8
                                                --------   --------   --------
  Operating....................................    361.7      100.8      225.7
  Unconsolidated affiliate.....................   (117.2)      (2.5)
  Investment gain, net.........................                            6.7
  Nonallocated.................................    (87.7)*    (73.7)*    (59.9)*
                                                --------   --------   --------
    Total...................................... $  156.8   $   24.6   $  172.5
                                                ========   ========   ========
ASSETS
  Domestic..................................... $2,787.7   $2,547.5   $1,838.3
  Foreign......................................    572.5      536.4      413.7
                                                --------   --------   --------
  Operating....................................  3,360.2    3,083.9    2,252.0
  Unconsolidated affiliate.....................               118.1
  Nonallocated.................................    142.1      146.9       69.2
                                                --------   --------   --------
    Total...................................... $3,502.3   $3,348.9   $2,321.2
                                                ========   ========   ========

- --------
* Includes interest costs and net corporate expenses.

  Included in income before taxes for fiscal 1993 are restructuring costs of $171,500,000 for domestic operations and $3,500,000 for foreign operations.

10. LEASES--CONTINUING OPERATIONS

  Equipment acquired under capital leases is included in property and equipment in the amount of $37,160,000 in 1994 and $34,583,000 in 1993 and the related amounts of accumulated amortization are $15,888,000 in 1994 and $15,735,000 in 1993. Related obligations are in long-term debt and related amortization is included in depreciation.

  At September 30, 1994, future minimum payments under noncancelable operating leases with initial or remaining terms of more than one year were: 1995-- $76,023,000; 1996--$63,552,000; 1997--$52,906,000; 1998--$43,444,000; 1999--
$51,477,000; thereafter--$84,289,000.

  Total rental expense was $89,998,000 in 1994, $68,293,000 in 1993 and
$56,894,000 in 1992.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

11. INVESTMENT GAIN

  In fiscal 1992, Alco sold debentures received in the 1989 sale of its equity interest in a former subsidiary, which resulted in a pretax gain of approximately $8,100,000 and also recorded nonrecurring expenses of approximately $1,400,000.

12. CONTINGENCIES

  There were contingent liabilities for taxes, guarantees, lawsuits, and environmental and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect Alco.

  Alco is presently in arbitration with a former subsidiary, which has asserted that Alco is liable to it for certain liabilities arising under the "Coal Industry Health Benefit Act of 1992". Based on consultation with its counsel, Alco does not believe that it is responsible for such liabilities and, therefore, no provision for this matter has been recorded in the financial statements. In the event that the arbitrators decide in favor of the claimant, Alco estimates that it would be obligated to pay approximately $36,000,000 over a twenty-year period, which would result in an after-tax charge of approximately $23,000,000 to discontinued operations.

13. FINANCE SUBSIDIARIES

  Alco's wholly-owned finance subsidiaries are engaged in purchasing office equipment from Alco dealers and leasing the equipment to customers under direct financing leases.

  Summarized financial information of the finance subsidiaries is as follows:

                                                               SEPTEMBER 30
                                                            -------------------
                                                              1994       1993
                                                            ---------  --------
                                                              (IN THOUSANDS)
   Future minimum lease payments receivable................ $ 645,083  $555,020
   Less: Unearned income...................................  (109,416)  (82,102)
                                                            ---------  --------
   Lease receivables.......................................   535,667   472,918
   Accounts receivable and other assets....................    26,736    11,151
                                                            ---------  --------
   Finance subsidiaries assets............................. $ 562,403  $484,069
                                                            =========  ========
   Debt at average interest rate:
   1994-5.8%; 1993-6% due 1995-1997........................ $ 464,882  $413,092
   Other liabilities.......................................    33,828    24,326
                                                            ---------  --------
   Finance subsidiaries liabilities........................ $ 498,710  $437,418
                                                            =========  ========

  The finance subsidiaries results of operations included in Alco's consolidated net income were net income of $13,347,000 in 1994, $8,180,000 in 1993, and $6,055,000 in 1992.

  At September 30, 1994, future minimum payments to be received under direct financing leases were: 1995-$255,987,000; 1996-$197,789,000; 1997-$120,699,000;
1998-$52,281,000; 1999-$18,090,000; thereafter-$237,000.

  Effective July 1, 1994, Alco Capital Resource, Inc. (Alco Capital), a wholly-owned finance subsidiary of Alco, may offer to the public from time to time medium term notes having an aggregate initial offering price

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES not exceeding $500,000,000 or the equivalent thereof in foreign currency. These notes will be offered at varying maturities of nine months or more from their dates of issue and may be subject to redemption at the option of Alco Capital or repayment at the option of the holder, in whole or in part, prior to the maturity date in conjunction with meeting specified provisions. Interest rates are determined based on market conditions at the time of issuance. As of September 30, 1994, $105,000,000 of medium term notes are outstanding with a weighted average interest rate of 6.9%.

  Alco Capital has followed a policy of matching the maturities of borrowed funds to the average life of its direct financing leases in order to minimize the impact of interest rate changes on its operations. Alco Capital has therefore entered into interest rate swap agreements to eliminate the impact of interest rate changes on its variable rate notes payable. The interest rate swap agreements effectively convert the variable rate notes into fixed rate obligations. At September 30, 1994, there were two variable rate notes outstanding and two related interest rate swap agreements on a principal/notional amount of $57,000,000. The weighted average interest rate on these variable rate notes and related interest rate swap agreements was 5.48% and 5.04%, respectively, at September 30, 1994. During fiscal 1994, there were four variable rate notes outstanding and four related interest rate swap agreements on a weighted average principal/notional amount of $88,000,000. The weighted average interest rate on these variable rate notes and related interest rate swap agreements was 4.14% and 5.93%, respectively, during fiscal 1994. The interest rate swap agreements mature at the time the related notes mature. Alco Capital is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, Alco Capital does not anticipate nonperformance by the counterparties.

  In September 1994, Alco Capital entered into an agreement to sell, under an asset securitization program, an undivided ownership interest in $125,000,000 of eligible direct financing lease receivables. The agreement, which expires in September 1995, contains limited recourse provisions which require Alco Capital to assign an additional undivided interest in leases to cover any potential losses to the purchaser due to uncollectible leases. As collections reduce previously sold interests, new leases can be sold up to $125,000,000. As of September 30, 1994, $125,000,000 of leases have been sold pursuant to the agreement.

14. SALE OF ACCOUNTS RECEIVABLE

  In September 1992, Alco entered into an agreement to sell, with limited recourse, up to CN$70,000,000 of certain eligible Canadian accounts receivable. In December 1993, this agreement was amended to extend the termination date from December 20, 1993 to December 1, 1995. In September 1994, this agreement was further amended to increase the maximum amount of receivables sold to CN$85,000,000. The agreement provides limited recourse to the Company in the event that any of the previously sold receivables become uncollectible. As collections reduce previously sold interests, new receivables will be sold up to CN$85,000,000. The amount of receivables outstanding under the agreement was CN$81,000,000 (US$60,000,000) and CN$60,000,000 (US$45,000,000) at September
30, 1994 and 1993, respectively.

15. FINANCIAL INSTRUMENTS

  Alco uses financial instruments in the normal course of its business. These financial instruments include debt, commitments to extend credit and interest rate swap agreements. The notional or contractual amounts of these commitments and other financial instruments are discussed below.

CONCENTRATION OF CREDIT RISK

  Alco is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is minimized because of a large customer base and its geographic dispersion.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

Short-term cash investments are placed with high credit quality financial institutions and in short duration corporate and government debt securities funds. By policy, Alco limits the amount of credit exposure in any one type of investment instrument.

INTEREST RATE SWAP AGREEMENTS

  Please refer to note 13 for information on these instruments.

  The following methods and assumptions were used by Alco in estimating fair value disclosures for financial instruments:

CASH, NOTES PAYABLE AND LONG-TERM RECEIVABLES

  The carrying amount reported in the balance sheet approximates fair value.

LONG-TERM DEBT

  The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. For more information on these instruments, refer to note 5.

OFF-BALANCE SHEET INSTRUMENTS

  Fair values for Alco's off-balance sheet instruments (interest rate swaps) are based on the termination of the agreements.

  The carrying amounts and fair values of Alco's financial instruments at September 30, 1994 are as follows:

                                                      CARRYING AMOUNT FAIR VALUE
                                                      --------------- ----------
                                                            (IN THOUSANDS)
   Long-term debt:
     Bond issue......................................    $150,000      $156,833
     Private placement debt..........................      70,000        71,837
     Notes payable to insurance company..............      60,000        62,614
     Industrial revenue bonds........................      10,537        11,442
     Sundry notes, bonds and mortgages...............      38,341        36,786
   Finance subsidiaries debt.........................     464,882       455,674
   Interest rate swaps...............................                     1,426

16. RESTRUCTURING COSTS

  On September 29, 1993, Alco adopted a plan to restructure its paper distribution business including the following: installation of a customer-focused information system, redesigning of warehouse and transportation management functions, regionalization of management and administrative support functions and consolidation of service center locations. In connection with certain elements of the restructuring plan, Alco recorded a charge to earnings of $175,000,000 ($112,875,000 net of taxes or $2.38 per share) in the fourth quarter of fiscal 1993. The charge provided for facility consolidation ($60,700,000), severance costs ($48,000,000) and related organizational and system redesign ($22,000,000).

  At September 30, 1994, the remaining restructuring reserve is $106,971,000, which management believes is adequate to complete the restructuring plan by the end of fiscal 1996. As of September 30, 1994, 68 facility

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED) consolidations had been substantially completed. The estimated cost to complete the facility consolidations is $44,400,000 of which a significant portion relates to costs to dispose and maintain facilities which have been or will be vacated. Severance costs have been incurred during 1994 in accordance with the plan and $23,800,000 is the estimated balance for severance costs. The related organizational and system redesign is estimated to have a remaining cost of $16,200,000. Alco estimates cash expenditures for the restructuring plan will be $53,000,000 in fiscal 1995 and $43,000,000 in fiscal 1996.

17. COMMITMENTS

  Effective January 1, 1994, Alco entered into an outsourcing agreement which will provide the information technology system to be implemented as part of the Unisource restructuring plan (note 16). This agreement calls for the payment of $300,000,000 over a ten-year period. This contract has been expanded to provide automated warehouse and truck routing systems at an estimated cost of approximately $30,000,000 over the contract period.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                          CORPORATE FINANCIAL SUMMARY

                         SEVEN-YEAR
                          COMPOUND
                           GROWTH      1994        1993        1992        1991        1990        1989        1988        1987
                         ----------  --------    --------    --------    --------    --------    --------    --------    --------
                                 (IN MILLIONS EXCEPT PER SHARE DATA, SHAREHOLDERS OF RECORD, EMPLOYEES)
CONTINUING OPERATIONS
Revenues.................  14.1%    $7,996.0    $6,444.6    $4,925.1    $4,516.0    $4,293.4    $3,783.6    $3,379.4    $3,173.7
Gross profit.............  18.2      2,083.3     1,621.1     1,267.1     1,110.0     1,022.4       841.9       690.3       646.8
 % of revenues...........               26.1        25.2        25.7        24.6        23.8        22.3        20.4        20.4
Selling and administra-
 tive....................  18.1      1,765.5     1,378.8     1,069.6       946.8       864.4       711.1       584.7       552.1
 % of gross profit.......               84.7        85.1        84.4        85.3        84.5        84.5        84.7        85.4
Operating income.........  21.0        361.7       100.8       225.7       195.3       190.0       153.0       128.4        95.2
 % of revenues...........                4.5         1.6         4.6         4.3         4.4         4.0         3.8         3.0
Income before taxes......  18.1(a)     156.8        24.6       172.5       125.8       111.5(c)     97.8        90.2        84.7(b)
 % of revenues...........                2.0          .4         3.5         2.8         2.6         2.6         2.7         2.7
Effective income tax rate
 (%).....................               55.0        69.0        39.6        39.1        42.3        17.1        18.2        38.3
Income...................  18.8(a)      70.6         7.6       104.2        76.7        64.3(c)     81.1        72.5        49.7(b)
 % of revenues...........                 .9          .1         2.1         1.7         1.5         2.1         2.1         1.6
Earnings (loss) per share
 Primary.................               1.10        (.04)       2.22        1.70        1.44(c)     1.80        1.49        1.10(b)
 Fully diluted...........                   (d)         (d)         (d)         (d)         (d)         (d)         (d)     1.05(b)
Capital expenditures.....  17.0        108.0        78.8        54.8        47.4        57.9        57.1        38.3        35.9
Depreciation and amorti-
 zation..................  15.0         96.8        76.1        59.3        58.2        49.5        43.8        37.3        36.4
                                    --------    --------    --------    --------    --------    --------    --------    --------
DISCONTINUED OPERATIONS
Income (loss)............                       $   (7.5)   $  (8.4)    $   40.9    $   29.2    $   85.5    $   37.0    $   30.5
Earnings (loss) per share
 Primary.................                           (.16)      (.18)         .91         .66        1.89         .76         .68
 Fully diluted...........                               (d)         (d)         (d)         (d)         (d)         (d)      .62
                                    --------    --------    --------    --------    --------    --------    --------    --------
TOTAL OPERATIONS
Net income...............  10.9%(a) $   70.6    $     .1    $   95.8    $  117.6    $   93.5(c) $  166.6    $  109.5    $   80.2(b)
Earnings (loss) per share
 Primary.................               1.10        (.20)       2.04        2.61        2.10(c)     3.69        2.25        1.78(b)
 Fully diluted...........                   (d)         (d)         (d)         (d)         (d)         (d)         (d)     1.67(b)
                                    --------    --------    --------    --------    --------    --------    --------    --------
SHARE ACTIVITY
Dividends per share......   6.6%    $   1.00    $    .96    $    .92    $    .88    $    .84    $    .76    $    .68    $    .64
Per share book value.....   8.1        21.44       17.52       18.72       18.40       16.93       14.96       14.08       12.43
Return on shareholders'
 equity..................               14.8(a)     11.5(a)     11.4        15.0        13.5        16.9(e)     16.9        15.8
Average common and common
 equivalent shares.......               53.7        47.4        46.9        45.1        44.6        45.2        48.7        45.2
Shareholders of record...             14,348      13,999      13,726      14,096      14,152      13,410      14,103      12,875
                                    --------    --------    --------    --------    --------    --------    --------    --------
SUPPLEMENTARY INFORMATION
Days sales outstanding...               37.8        38.9        37.8        38.6        39.7        39.3        38.5        38.9
Inventory turns (FIFO ba-
 sis)....................                6.3         6.3         5.9         5.7         5.7         5.7         5.6         5.3
Current ratio............                1.6         1.5         1.7         1.9         1.7         1.6         1.9         2.1
Pretax return on capital
 employed................               17.1(a)     14.7(a)     15.3        20.8        20.1        20.8(e)     19.9        21.3
Pretax return on capital
 employed with finance
 subsidiaries on equity
 method..................               18.4(a)     15.7(a)     16.2        22.5        21.6        21.7(e)     20.3        21.3
Working capital..........   5.1%    $  653.5    $  556.6    $  496.0    $  516.0    $  404.3    $  342.8    $  412.3    $  462.5
Total assets.............  14.1      3,502.3     3,348.9     2,444.8     2,020.6     1,916.5     1,623.9     1,512.4     1,389.3
Total debt...............  21.8        910.0     1,207.4       782.2       524.9       450.6       378.0       253.6       229.4
 % of capitalization.....               40.0        53.6        47.6        38.9        37.4        36.9        26.6        26.3
Total debt excluding fi-
 nance subsidiaries......  11.7        445.1       794.3       481.7       304.2       291.0       283.5       201.4       205.8
 % of capitalization.....               24.6        43.2        35.8        27.0        27.8        30.5        22.4        24.2
Serial preferred stock...                             .3         1.6         2.9         4.9         7.4         9.9        11.4
Employees................             30,600      28,500      23,500      18,800      20,900      19,800      17,300      17,300

- --------
(a) Excludes the effect of the sale of IMMOS (note 4) in fiscal 1994 and restructuring costs (note 16) in fiscal 1993.
(b) Includes the sale of an automobile leasing subsidiary which resulted in a pretax gain of $17,637,000.
(c) Includes unusual pretax charges relating to the Hillman Companies of $10,323,000.
(d) Dilution is immaterial after 1987, therefore no disclosure.
(e) Excludes gain on sale of Alco Health Services Corporation of pretax-- $96,800,000; net income--$61,900,000.
Note: Unless otherwise noted, ratios and operating results include the effect of: fiscal 1994--loss on sale of investment in IMMOS (note 4), pretax income ($115,265,000), net income ($95,086,000), earnings per share ($1.77); fiscal
1993--restructuring costs (note 16), operating income ($175,000,000), net income ($112,875,000), earnings per share ($2.38).

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                                  SEGMENT DATA

                                   INCOME                          DEPRECIATION
                                   BEFORE               CAPITAL        AND
                         REVENUES  TAXES     ASSETS   EXPENDITURES AMORTIZATION
                         --------  ------   --------  ------------ ------------
                                (CONTINUING OPERATIONS, IN MILLIONS)
SEVEN-YEAR COMPOUND
 GROWTH
1987-1994
Alco Office Products....     33.0%   41.4%      38.5%      23.0%       22.4%
Unisource...............     14.1    11.1       18.0       19.7        17.2
                         ========  ======   ========     ======       =====
1994
Alco Office Products.... $2,240.4  $199.4   $1,672.2     $ 72.5       $62.7
Unisource
  United States.........  5,107.6   148.8    1,391.5       30.5        26.1
  Canada................    648.9    13.5      296.5        3.4         6.4
                         --------  ------   --------     ------       -----
Total Unisource.........  5,756.5   162.3    1,688.0       33.9        32.5
                         --------  ------   --------     ------       -----
Operating...............  7,996.9   361.7    3,360.2      106.4        95.2
Unconsolidated affili-
 ate....................           (117.2)
Eliminations and
 nonallocated...........      (.9)  (87.7)*    142.1        1.6         1.6
                         --------  ------   --------     ------       -----
                         $7,996.0  $156.8   $3,502.3     $108.0       $96.8
                         ========  ======   ========     ======       =====
1993
Alco Office Products.... $1,585.6  $138.8   $1,450.0     $ 55.9       $45.4
Unisource
  United States.........  4,173.7   118.7    1,319.6       18.8        22.3
  Canada................    690.4    18.3      314.3        2.9         6.9
  Restructuring costs...           (175.0)
                         --------  ------   --------     ------       -----
Total Unisource.........  4,864.1   (38.0)   1,633.9       21.7        29.2
                         --------  ------   --------     ------       -----
Operating...............  6,449.7   100.8    3,083.9       77.6        74.6
Unconsolidated affili-
 ate....................             (2.5)     118.1
Eliminations and
 nonallocated...........     (5.1)  (73.7)*    146.9        1.2         1.5
                         --------  ------   --------     ------       -----
                         $6,444.6  $ 24.6   $3,348.9     $ 78.8       $76.1
                         ========  ======   ========     ======       =====
1992
Alco Office Products.... $1,259.2  $105.2   $  967.5     $ 33.8       $37.0
Unisource
  United States.........  3,585.1   118.2      988.7       19.1        20.0
  Canada................     82.8     2.3      295.8        1.1          .6
                         --------  ------   --------     ------       -----
Total Unisource.........  3,667.9   120.5    1,284.5       20.2        20.6
                         --------  ------   --------     ------       -----
Operating...............  4,927.1   225.7    2,252.0       54.0        57.6
Investment gain, net....              6.7
Eliminations and
 nonallocated...........     (2.0)  (59.9)*     69.2         .8         1.7
                         --------  ------   --------     ------       -----
                         $4,925.1  $172.5   $2,321.2     $ 54.8       $59.3
                         ========  ======   ========     ======       =====

                                     INCOME                         DEPRECIATION
                                     BEFORE              CAPITAL        AND
                           REVENUES  TAXES     ASSETS  EXPENDITURES AMORTIZATION
                           --------  ------   -------- ------------ ------------
                                  (CONTINUING OPERATIONS, IN MILLIONS)
1991
Alco Office Products.....  $1,047.1  $ 79.6   $  781.3    $28.6        $36.3
Unisource
  United States..........   3,441.1   113.8      897.3     16.1         18.4
  Canada.................      35.8     1.9        8.2       .2           .4
                           --------  ------   --------    -----        -----
Total Unisource..........   3,476.9   115.7      905.5     16.3         18.8
                           --------  ------   --------    -----        -----
Operating................   4,524.0   195.3    1,686.8     44.9         55.1
Eliminations and
 nonallocated............      (8.0)  (69.5)*    177.8      2.5          3.1
                           --------  ------   --------    -----        -----
                           $4,516.0  $125.8   $1,864.6    $47.4        $58.2
                           ========  ======   ========    =====        =====
1990
Alco Office Products.....  $  951.7  $ 58.9   $  680.5    $32.3        $33.2
Unisource
  United States..........   3,316.3   129.4      843.9     24.6         14.9
  Canada.................      22.2     1.7        8.5       .1           .2
                           --------  ------   --------    -----        -----
Total Unisource..........   3,338.5   131.1      852.4     24.7         15.1
                           --------  ------   --------    -----        -----
Operating................   4,290.2   190.0    1,532.9     57.0         48.3
Investment Gain..........               5.6
Unusual charges (AOP)....             (10.3)
Eliminations and
 nonallocated............       3.2   (73.8)*     88.8       .9          1.2
                           --------  ------   --------    -----        -----
                           $4,293.4  $111.5   $1,621.7    $57.9        $49.5
                           ========  ======   ========    =====        =====
1989
Alco Office Products.....  $  729.5  $ 41.3   $  540.4    $26.5        $26.7
Unisource--United States.   3,047.3   111.7      692.7     27.5         14.5
                           --------  ------   --------    -----        -----
Operating................   3,776.8   153.0    1,233.1     54.0         41.2
Eliminations and
 nonallocated............       6.8   (55.2)*    108.3      3.1          2.6
                           --------  ------   --------    -----        -----
                           $3,783.6  $ 97.8   $1,341.4    $57.1        $43.8
                           ========  ======   ========    =====        =====
1988
Alco Office Products.....  $  484.8  $ 28.9   $  328.7    $19.6        $19.4
Unisource--United States.   2,755.5    99.5      670.9     15.9         13.9
                           --------  ------   --------    -----        -----
Operating................   3,240.3   128.4      999.6     35.5         33.3
Gains, net of losses,
 from divestitures.......               7.9
Eliminations and
 nonallocated............     139.1   (46.1)*    140.0      2.8          4.0
                           --------  ------   --------    -----        -----
                           $3,379.4  $ 90.2   $1,139.6    $38.3        $37.3
                           ========  ======   ========    =====        =====
1987
Alco Office Products.....  $  303.7  $ 17.6   $  171.0    $17.0        $15.2
Unisource--United States.   2,281.7    77.6      528.8      9.6         10.7
                           --------  ------   --------    -----        -----
Operating................   2,585.4    95.2      699.8     26.6         25.9
Gains, net of losses,
 from divestitures.......              17.6
Eliminations and
 nonallocated............     588.3   (28.1)*    348.5      9.3         10.5
                           --------  ------   --------    -----        -----
                           $3,173.7  $ 84.7   $1,048.3    $35.9        $36.4
                           ========  ======   ========    =====        =====

- --------
* Includes interest costs and net corporate expenses.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                                 QUARTERLY DATA

                             FIRST        SECOND         THIRD            FOURTH
                            QUARTER       QUARTER       QUARTER           QUARTER            TOTAL
                         ------------- ------------- -------------     -------------     -------------
                                    (UNAUDITED, IN MILLIONS EXCEPT PER SHARE DATA)
1994
Revenues................ $     1,921.8 $     1,969.4 $     2,001.3     $     2,103.5     $     7,996.0
Gross profit............         485.4         511.7         535.4             550.8           2,083.3
Income (loss) before
 taxes..................          53.4          63.0         (38.9)(b)          79.3             156.8(b)
Net income (loss).......          31.9          38.0         (48.3)(b)          49.0              70.6(b)
Earnings (loss) per
 share..................           .60           .64          (.95)(b)           .83              1.10(b)
Dividends............... $         .25 $         .25 $         .25     $         .25     $        1.00
Common stock price
  High/Low.............. 54 3/4-43 1/2 58 7/8-51 1/2 60 3/8-49 1/2         65 1/2-57     65 1/2-43 1/2
                         ------------- ------------- -------------     -------------     -------------
1993
Revenues................ $     1,444.5 $     1,490.6 $     1,547.1     $     1,962.4     $     6,444.6
Gross profit............         364.2         382.1         389.2             485.6           1,621.1
Income (loss) before
 taxes..................          40.9          48.5          50.8            (115.6)(c)          24.6(c)
Income (loss)
  Continuing operations. $        24.8 $        29.5 $        30.7     $       (77.4)(c) $         7.6(c)
  Discontinued opera-
   tions (a)............           1.2           2.0                           (10.7)             (7.5)
                         ------------- ------------- -------------     -------------     -------------
Net income (loss)....... $        26.0 $        31.5 $        30.7     $       (88.1)(c) $          .1(c)
                         ============= ============= =============     =============     =============
Earnings (loss) per
 share
  Continuing operations. $         .52 $         .57 $         .58     $       (1.71)(c) $        (.04)(c)
  Discontinued opera-
   tions (a)............           .03           .04                            (.23)             (.16)
                         ------------- ------------- -------------     -------------     -------------
                         $         .55 $         .61 $         .58     $       (1.94)(c) $        (.20)(c)
                         ============= ============= =============     =============     =============
Dividends............... $         .24 $         .24 $         .24     $         .24     $         .96
Common stock price
  High/Low.............. 38 1/2-33 1/4 45 3/4-35 3/4 50 5/8-44 3/4     49 3/8-42 1/4     50 5/8-33 1/4

- --------
(a) Alco recorded an additional pretax charge of $9,800,000 or $.10 per share, in 1993 for the loss on the disposal of ADS.
(b) Includes a pretax charge of $115,265,000 ($95,086,000 net of taxes or $1.75 per share for the third quarter and $1.77 for the fiscal year) for the sale of the investment in IMMOS.
(c) Includes a pretax charge of $175,000,000 ($112,875,000 net of taxes or $2.38 per share) for restructuring costs.

  The New York Stock Exchange is the principal market on which Alco's common stock is traded (ticker symbol ASN). Alco's common stock is also traded on the Philadelphia and Chicago Stock Exchanges. Alco currently expects to continue its policy of paying quarterly cash dividends, although there can be no assurance as to future dividends because they are dependent upon future operating results, capital requirements and financial condition and may be limited by covenants in certain loan agreements.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     SEC Filing Fee..................................................... $47,953
     Listing Fees.......................................................   8,000
     Accounting Fees....................................................  10,000
     Legal Fees.........................................................   2,000
     Miscellaneous expenses.............................................   5,000
                                                                         -------
     Total.............................................................. $72,953
                                                                         =======

  All of the above amounts, except for the SEC filing fee, have been estimated. All such amounts will be paid by Alco.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Ohio General Corporation Law provides that a corporation may indemnify persons who incur certain liabilities or expenses by reason of such persons being or having been directors, officers, or employees of the registrant or serving or having served in such capacities or similar capacities at the registrant's request for other corporations or entities. Pursuant to the Ohio law, the registrant has adopted, as a part of its Code of Regulations, provisions whereby the registrant shall indemnify such persons against such liabilities and expenses resulting from suits or other proceedings brought by third persons and against expenses resulting from suits or other proceedings brought in the right of the registrant, except that no indemnification against expenses is to be made in respect of claims brought in the right of the registrant where such person is finally adjudged to be liable for negligence or misconduct in the performance of his duty to the registrant unless specific court approval for such indemnification is obtained.

  The registrant has purchased liability insurance policies covering its directors and officers to provide additional protection where the registrant cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or officer based upon an alleged breach of fiduciary or other wrongful act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  From time to time during the three-year period prior to the filing of this registration statement, Alco has made unregistered sales of its common stock to the sellers of acquired businesses pursuant to an exemption from registration contained in Section 4(2) of the Securities Act of 1933. Such shares were subsequently registered for resale on Form S-3 as follows:

   REGISTRATION
   STATEMENT NO.          FILING DATE            NUMBER OF SHARES OF COMMON STOCK
   -------------          -----------            --------------------------------
   33-50974            August 17, 1992                      1,034,061
   33-50976            August 17, 1992                       382,250
   33-49863            July 30, 1993                          42,200
   33-53711            May 19, 1994                          496,090
   33-54779            July 28, 1994                         365,871
   33-55947            October 7, 1994                       122,409
   33-56455            November 14, 1994                      25,655
   33-56457            November 14, 1994                      46,774

  Based upon the market value of the Alco common shares described above, the total consideration received by Alco for the above businesses was $117,751,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

  (a) EXHIBITS

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
     3.1   Amended and Restated Articles of Incorporation of Alco Standard
           Corporation, filed as Exhibit 3.1 to Alco's Form 10-Q for the quarter ended June 30, 1994 are incorporated herein by reference.
     3.2   Code of Regulations of Alco Standard Corporation, as amended
           February 9, 1982, filed as Exhibit 3(b) to Alco's 1982 Form 10-K, is incorporated herein by reference.
     4.1   Credit Agreement dated December 1, 1994 among Alco Standard
           Corporation and various lending institutions.
     4.2   Revolving Credit and Acceptance Agreement, dated as of April 21,
           1993, among Alco Standard Corporation, Unisource Canada Inc. and The
           Toronto Dominion Bank, filed as Exhibit 4.2 to Alco's 1993 Form 10-
           K, is incorporated herein by reference. Amendment No. 1 to Revolving
           Credit and Acceptance Agreement, filed as Exhibit 4.2 to Alco's Form
           10-K for the fiscal year ended September 30, 1994 is incorporated by reference.
     4.3   Receivables Purchase Agreement and Guarantee between PCA Paper
           Acquisition Inc., Stars Trust, Alco Standard Corporation and Bank of
           Montreal, filed as Exhibit 4.4 to Alco's 1992 10-K, is incorporated herein by reference. Amendment dated September 30, 1994 to
           Receivables Purchase Agreement, filed as Exhibit 4.4 to Alco's Form
           10-K for the fiscal year ended September 30, 1994 is incorporated by reference.
     4.4   Rights Agreement dated as of February 10, 1988 between Alco Standard
           Corporation and National City Bank, filed on February 11, 1988 as
           Exhibit 1 to Alco's Registration Statement on Form 8-A, is
           incorporated herein by reference.
     4.5   Assumption Agreement and Amended and Restated Note Agreement dated as of May 13, 1994 between Alco Standard Corporation and the
           Prudential Insurance Company of America, filed as Exhibit 4.7 to
           Alco Standard Corporation's Form 10-K for the fiscal year ended
           September 30, 1994 is incorporated by reference.
     4.6   Pursuant to Regulation S-K item 601(b)(4)(iii), Alco Standard
           Corporation agrees to furnish to the Commission, upon request, a copy of other instruments defining the rights of holders of long-
           term debt of Alco Standard Corporation and its subsidiaries.
     5     Opinion of Ballard Spahr Andrews & Ingersoll with respect to the legality of the securities being registered.
     7     Opinion of Ballard Spahr Andrews & Ingersoll with respect to the liquidation preference of preferred stock.
    10.1   Note Purchase Agreement, dated as of June 15, 1986 between Alco
           Standard Corporation and certain Institutional Investors, filed as
           Exhibit 4.2 to Alco's Current Report, dated July 1, 1988, on Form 8-
           K, is incorporated herein by reference.
    10.2   Alco Standard Corporation Long Term Incentive Compensation Plan, as
           amended and restated, filed as Exhibit 99 to Registration Statement
           No. 33-56471 on Form S-8, is incorporated herein by reference.
    10.3   Alco Standard Corporation Annual Bonus Plan, filed as Exhibit 10.3 to Alco's Form 10-K for the fiscal year ended September 30, 1994 is incorporated by reference.
    10.4   Alco Standard Corporation Partners' Stock Purchase Plan, as amended and restated, filed as Exhibit 10.4 to Alco's Form 10-K for the fiscal year ended September 30, 1994 is incorporated by reference.
    10.5   Alco Standard Corporation 1981 Stock Option Plan, filed as Exhibit
           10.5 to Alco's 1992 Form 10-K, is incorporated herein by reference.

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
    10.6   Alco Standard Corporation 1986 Stock Option Plan, filed as Exhibit
           10.6 to Alco's 1993 Form 10-K, is incorporated herein by reference.
    10.7   Alco Standard Corporation 1989 Directors' Stock Option Plan, filed as Exhibit 10.3 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.8   Alco Standard Corporation 1993 Directors' Stock Option Plan, filed as Exhibit 10.7 to Alco's 1993 Form 10-K, is incorporated herein by reference.
    10.9   Alco Standard Corporation 1995 Stock Option Plan, filed as Exhibit
           99 to Alco's Registration Statement No. 33-56469 on Form S-8, is
           incorporated herein by reference.
    10.10  Alco Standard Corporation 1980 Deferred Compensation Plan, filed as
           Exhibit 10.7 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.11  Alco Standard Corporation 1985 Deferred Compensation Plan, filed as
           Exhibit 10.8 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.12  Alco Standard Corporation 1991 Deferred Compensation Plan, filed as
           Exhibit 10.9 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.13  Alco Standard Corporation Retirement Plan for Non-Employee
           Directors, filed as Exhibit 10.10 to Alco's 1992 Form 10-K, is incorporated herein by reference.
    10.14  Alco Standard Corporation 1994 Deferred Compensation Plan, as
           amended and restated, filed as Exhibit 10.14 to Alco's Form 10-K for the fiscal year ended September 30, 1994 is incorporated by reference.
    10.15  Indenture, dated as of April 1, 1986 between Alco Standard
           Corporation and the Chase Manhattan Bank, N.A., as Trustee, filed as
           Exhibit 4.1 to Alco Standard Corporation's Registration Statement
           No. 33-4829, is incorporated herein by reference.
    10.16  Support Agreement dated as of June 1, 1994 between Alco Standard
           Corporation and Alco Capital Resource, Inc. (Alco's leasing subsidiary), filed as Exhibit 10.4 to Alco Capital Resource's
           Amended Registration Statement on Form 10-12G/A dated May 27, 1994, is incorporated herein by reference.
    10.17  Maintenance Agreement, dated as of August 15, 1991 between Alco
           Standard Corporation and Alco Capital Resource, Inc. (Alco's leasing subsidiary), filed as Exhibit 10.2 to Alco Capital Resource's
           Registration Statement on Form 10 dated May 4, 1994, is incorporated herein by reference.
    10.18  Operating Agreement, dated as of August 15, 1991 between Alco
           Standard Corporation and Alco Capital Resource, Inc. (Alco's leasing subsidiary), filed as Exhibit 10.3 to Alco Capital Resource's
           Registration Statement on Form 10 dated May 4, 1994, is incorporated herein by reference.
    10.19  Share Purchase Agreement dated September 7, 1994 between Alco
           Standard Corporation and shareholders of IMM Office Systems Holding
           GmbH, filed as Exhibit 10.19 to Alco's Form 10-K for the fiscal year ended September 30, 1994 is incorporated by reference.
    10.20  Agreement effective January 1, 1994 between Unisource Worldwide,
           Inc. and Integrated Systems Solution Corporation, a subsidiary of
           IBM, portions of which contain confidential material, filed as
           Exhibit 10.20 to Alco's Form 10-K for the fiscal year ended
           September 30, 1994 is incorporated by reference.
    10.21  Receivables Transfer Agreement dated as of September 23, 1994 among
           Alco Capital Resource, Inc., Twin Towers, Inc. and Deutsche Bank AG,
           New York Branch, portions of which contain confidential material, filed as Exhibit 10.21 to Alco's Form 10-K for the fiscal year ended
           September 30, 1994 is incorporated by reference.
    10.22  Distribution Agreement dated as of July 1, 1994 between Alco Capital
           Resource, Inc. and various distribution agents, filed as Exhibit 1 to Alco Capital Resource's Form 10-Q for the fiscal quarter ended
           June 30, 1994, is incorporated herein by reference.

   EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBIT
   -------                        ----------------------
    10.23  Indenture dated as of July 1, 1994 between Alco Capital Resource,
           Inc. and Nations Bank, N.A., as Trustee, filed as Exhibit 4 to Alco
           Capital Resource's Registration Statement No. 33-53779, is
           incorporated herein by reference.
    11     Statement re: computation of earnings per share.
    21     Subsidiaries of Alco Standard Corporation.
    23     Auditors' Consent.
    24     Powers of Attorney; certified resolution re: Powers of Attorney.
    27     Financial Data Schedule.

- --------
 * Copies of the exhibits will be furnished to any security holder of Alco upon payment of the reasonable cost of reproduction.

  (b) FINANCIAL STATEMENT SCHEDULES

 NUMBER                       DESCRIPTION OF SCHEDULE
 ------                       -----------------------
  S-1   --Schedule II--Amounts Receivable From Related Parties and
         Underwriters, Promoters and Employees Other Than Related Parties.
  S-2   --Schedule VIII--Valuation and Qualifying Accounts.
  S-3   --Schedule IX--Short-Term Borrowings.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provision or arrangement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  THE REGISTRANT. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN VALLEY FORGE, PENNSYLVANIA, ON THE 19TH DAY OF DECEMBER, 1994.

                                          Alco Standard Corporation

                                                   /s/ Michael J. Dillon
Date: December 19, 1994                   By: _________________________________
                                                   (MICHAEL J. DILLON)
                                              VICE PRESIDENT AND CONTROLLER
                                              (PRINCIPAL ACCOUNTING OFFICER)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

           *John E. Stuart              President, Chief         December 19, 1994
- -------------------------------------    Executive Officer
          (JOHN E. STUART)               and Director
                                         (Principal
                                         Executive Officer)

        *Kurt E. Dinkelacker            Executive Vice           December 19, 1994
- -------------------------------------    President and Chief
        (KURT E. DINKELACKER)            Financial Officer
                                         (Principal
                                         Financial Officer)

        /s/ Michael J. Dillon           Vice President and       December 19 , 1994
- -------------------------------------    Controller
         (MICHAEL J. DILLON)             (Principal
                                         Accounting Officer)

            *Ray B. Mundt               Chairman                 December 19, 1994
- -------------------------------------
           (RAY B. MUNDT)

        *J. Mahlon Buck, Jr.            Director                 December 19, 1994
- -------------------------------------
        (J. MAHLON BUCK, JR.)

        *Paul J. Darling, II            Director                 December 19, 1994
- -------------------------------------
        (PAUL J. DARLING, II)


              SIGNATURE                         TITLE           DATE
              ---------                         -----           ----

       *William F. Drake, Jr.           Director           December 19, 1994
- -------------------------------------
       (WILLIAM F. DRAKE, JR.)

          *James J. Forese              Director           December 19, 1994
- -------------------------------------
          (JAMES J. FORESE)

        *Frederick S. Hammer            Director           December 19, 1994
- -------------------------------------
        (FREDERICK S. HAMMER)

     *Barbara Barnes Hauptfuhrer        Director           December 19, 1994
- -------------------------------------
    (BARBARA BARNES HAUPTFUHRER)

            *Dana G. Mead               Director           December 19, 1994
- -------------------------------------
           (DANA G. MEAD)

          *Paul C. O'Neill              Director           December 19, 1994
- -------------------------------------
          (PAUL C. O'NEILL)

          *Rogelio G. Sada              Director           December 19, 1994
- -------------------------------------
          (ROGELIO G. SADA)

         *James W. Stratton             Director           December 19, 1994
- -------------------------------------
         (JAMES W. STRATTON)

* By his signature set forth below, Hugh G. Moulton, pursuant to duly executed Powers of Attorney duly filed with the Securities and Exchange Commission, has signed this registration statement on behalf of the persons whose signatures are printed above, in the capacities set forth opposite their respective names.

         /s/ Hugh G. Moulton                               December 19, 1994
- -------------------------------------
          (HUGH G. MOULTON)

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

     SCHEDULE II--AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS, PROMOTERS, AND EMPLOYEES OTHER THAN RELATED PARTIES

         COL. A            COL. B    COL. C          COL. D                  COL. E
         ------            ------    ------   --------------------- --------------------------
                                                   DEDUCTIONS       BALANCE AT END OF PERIOD
                                                   ----------       ------------------------
                           BALANCE
                             AT
                          BEGINNING            AMOUNTS    AMOUNTS
   NAME OF DEBTOR(1)      OF PERIOD ADDITIONS COLLECTED WRITTEN OFF  CURRENT     NOT CURRENT
   -----------------      --------- --------- --------- ----------- ----------  --------------
YEAR ENDED SEPTEMBER 30,
1994
- ------------------------
Hugh G. Moulton.........  $247,000            $247,000
William F. Drake, Jr. ..   121,000                                                     $121,000
J. Kenneth Croney.......   115,000  $ 15,000                                            130,000
Peter W. Shoemaker......   150,000                                                      150,000
James J. Swearingen.....             150,000                                            150,000
YEAR ENDED SEPTEMBER 30,
1993
- ------------------------
Hugh G. Moulton.........  $247,000                                                     $247,000
O. Gordon Brewer, Jr....   165,000            $115,000                                   50,000
Hallie H. Gibbs.........   150,000             150,000
William F. Drake, Jr....   121,000                                                      121,000
J. Kenneth Croney.......   115,000                                                      115,000
Raymond A. Peterson.....   111,000             111,000
Peter Shoemaker.........            $150,000                                            150,000
YEAR ENDED SEPTEMBER 30,
1992
- ------------------------
Hugh G. Moulton.........  $247,000                                                     $247,000
O. Gordon Brewer, Jr....   165,000                                                      165,000
Hallie H. Gibbs.........   150,000                                                      150,000
William F. Drake, Jr....   121,000                                                      121,000
J. Kenneth Croney.......   115,000                                                      115,000
Raymond A. Peterson.....   111,000                                                      111,000

- --------
(1) The notes receivable are secured by the debtors' pledge of Alco stock, bear interest at 6% and are due upon demand.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                SCHEDULE VIII--VALUATION AND QUALIFYING ACCOUNTS

         COL. A             COL. B            COL. C               COL. D         COL. E
         ------             ------            ------            ------------    -----------
                                            ADDITIONS
                                      ----------------------
                                                  CHARGED TO
                          BALANCE AT  CHARGED TO    OTHER                       BALANCE AT
                           BEGINNING   COSTS AND  ACCOUNTS--    DEDUCTIONS--      END OF
      DESCRIPTION          OF PERIOD   EXPENSES    DESCRIBE       DESCRIBE        PERIOD
      -----------         ----------- ----------- ----------    ------------    -----------
YEAR ENDED SEPTEMBER 30,
1994
- ------------------------
Allowance for doubtful
 accounts...............  $27,528,000 $19,668,000 $  836,000(1) $18,604,000(2)  $29,428,000
                          =========== =========== ==========    ===========     ===========
YEAR ENDED SEPTEMBER 30,
1993
- ------------------------
Allowance for doubtful
 accounts...............  $23,947,000 $19,702,000 $4,768,000(1) $20,889,000(2)  $27,528,000
                          =========== =========== ==========    ===========     ===========
YEAR ENDED SEPTEMBER 30,
1992
- ------------------------
Allowance for doubtful
 accounts...............  $20,493,000 $14,636,000 $6,414,000(1) $17,596,000(2)  $23,947,000
                          =========== =========== ==========    ===========     ===========

- --------
(1) Represents beginning balances of acquired companies.
(2) Accounts written off during year, net of recoveries.

                   ALCO STANDARD CORPORATION AND SUBSIDIARIES

                       SCHEDULE IX--SHORT-TERM BORROWINGS

         COL. A              COL. B        COL. C         COL. D         COL. E(3)        COL. F(4)
         ------              ------        ------         ------         ---------        ---------
                                                      MAXIMUM AMOUNT                   WEIGHTED AVERAGE
                                          WEIGHTED     OUTSTANDING    AVERAGE AMOUNT    INTEREST RATE
 CATEGORY OF AGGREGATE     BALANCE AT      AVERAGE      DURING THE      OUTSTANDING       DURING THE
 SHORT-TERM BORROWINGS    END OF PERIOD INTEREST RATE     PERIOD     DURING THE PERIOD      PERIOD
 ---------------------    ------------- ------------- -------------- ----------------- ----------------
YEAR ENDED SEPTEMBER 30,
1994
- ------------------------
Notes payable to banks--
 domestic(1)............   $43,000,000       5.2%      $303,000,000    $160,317,000          3.6%
Notes payable--foreign..    48,519,000       5.7         52,050,000      47,348,000          5.0
Notes payable--other....       480,000       6.9          1,583,000         848,000          8.1
Commercial paper(2).....                                 90,000,000      15,769,000          3.3
YEAR ENDED SEPTEMBER 30,
1993
- ------------------------
Notes payable to banks--
 domestic(1)............   $ 1,166,000       3.3%      $164,000,000    $123,999,000          3.3%
Notes payable--foreign..    72,639,000       5.6         72,639,000      18,056,000          5.3
Notes payable--other....       444,000       6.8          1,755,000         968,000          4.5
Commercial paper(2).....    90,000,000       3.2        100,000,000      33,445,000          3.3
YEAR ENDED SEPTEMBER 30,
1992
- ------------------------
Notes payable to banks--
 domestic(1)............                               $ 39,000,000    $ 23,099,000          3.9%
Notes payable--foreign..   $   241,000       6.3%           835,000         187,000          9.1
Notes payable--other....     1,324,000       4.3          4,752,000       1,377,000          7.5

- --------
(1) Notes payable to banks represent borrowings under confirmed lines of credit that are supported by bank credit agreements (See note 5 to the consolidated financial statements).
(2) Commercial paper matures generally 30 days from date of issue.
(3) The average amount outstanding during the period was computed by dividing the sum of the daily principal balances by 365.
(4) The weighted average interest rate during the period was computed by dividing the actual interest expense by the average short-term debt outstanding.

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                               EXHIBIT
   -------                              -------
     4.1   Credit Agreement dated December 1, 1994 among Alco Standard
           Corporation and various lending institutions.
     5     Opinion of Ballard Spahr Andrews & Ingersoll with respect to the legality of the securities being registered.
     7     Opinion of Ballard Spahr Andrews & Ingersoll with respect to the liquidation preference of preferred stock.
    11     Statement re: computation of earnings per share.
    21     Subsidiaries of Alco Standard Corporation.
    23     Auditors' Consent.
    24     Powers of Attorney; certified resolution re: Powers of Attorney.
    27     Financial Data Schedule.

- --------
 * Copies of the exhibits will be furnished to any security holder of Alco upon payment of the reasonable cost of reproduction.

                                       1